Exhibit 10.6

EXECUTION COPY

STOCK PURCHASE AGREEMENT

BETWEEN

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

AND

TTI HOLDING CORPORATION

Dated as of November 17, 2004

i

5.5	Notification of Certain Matters.	31
5.6	Employee Benefits.	31
5.7	Director’s and Officer’s Indemnification.	32
5.8	Tax Covenants.	34
5.9	Transition Services.	35
5.10	Release of Guaranties; Assumptions of Letters of Credit; Transfer of Equipment Leases.	36
5.11	Other Matters.	37
5.12	Financing.	38

ARTICLE VI CONDITIONS PRECEDENT TO THE PARTIES’ PERFORMANCE

6.1	Conditions to the Performance of Each Party.	39
6.2	Additional Conditions to the Obligations of Seller.	39
6.3	Additional Conditions to the Obligations of Purchaser.	40

ARTICLE VII INDEMNIFICATION

7.1	Survival of Representations and Warranties.	41
7.2	Indemnification by Seller.	41
7.3	Indemnification by Purchaser.	42
7.4	Procedure for Claims Between Parties.	42
7.5	Defense of Third Party Claims.	43
7.6	Limitations.	45
7.7	No Duplication; Exclusive Remedy.	46
7.8	Tax Claims.	46
7.9	Tax Effect of Indemnification Payments.	48

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER

8.1	Termination.	48
8.2	Notice of Termination; Effect of Termination.	49
8.3	Fees and Expenses.	50
8.4	Amendment.	50
8.5	Extension; Waiver.	50

ARTICLE IX GENERAL PROVISIONS

9.1	Notices.	50
9.2	Interpretation; Knowledge.	52
9.3	Counterparts.	53
9.4	Entire Agreement; Third-Party Beneficiaries.	53
9.5	Severability.	53
9.6	Other Remedies.	53
9.7	Governing Law; Waiver of Jury Trial; Arbitration of Patent Claims.	54
9.8	Rules of Construction.	55
9.9	Assignment.	55
9.10	No Waiver.	55

Exhibits

Exhibit A - Transition Services Agreement
Exhibit B - Noncompetition Agreement
Exhibit C - Cross License Agreement

Definitions

The definitions used in this Agreement are defined in the following Sections:

Defined Term	Section

Acquisition	Section 5.1
Acquisition Proposal	Section 5.1
Additional Purchase Price	Section 1.3
Adjusted Working Capital	Section 1.4(a)(iii)(1)
Adjustment Statement	Section 1.4(a)(ii)(1)
Affiliate	Section 9.2(e)
Agreement	Preamble
Ancillary Agreements	Section 2.3(a)
Benefit Plans	Section 2.10(b)(i)
Claim Notice	Section 7.4
Closing	Section 1.6
Closing Balance Sheet	Section 1.4(a)(ii)(1)
Closing Date	Section 1.6
Code	Section 2.6(b)(ii)
Commitment Letter	Section 3.3(a)
Company	Recital A
Company Balance Sheet	Section 2.4(a)
Company Charter Documents	Section 2.1(b)
Company Common Stock	Recital B
Company Indemnified Liabilities	Section 5.7(a)
Company Indemnified Parties	Section 5.7(a)
Company Indemnified Proceedings	Section 5.7(a)
Company Intellectual Property	Section 2.7(a)(ii)
Company Material Contract	Section 2.13(a)
Company Participants	Section 5.6(a)
Company Permits	Section 2.8(b)
Company Registered Intellectual Property	Section 2.7(a)(iv)
Confidentiality Agreements	Section 9.2(f)
Contract	Section 2.7(f)
Debt Financing	Section 3.3(a)
DGCL	Section 5.7(a)
DOJ	Section 5.4(a)
Effect	Section 9.2(c)
Employee	Section 2.10(a)
End Date	Section 8.1(b)
Environmental Law	Section 2.12(a)
ERISA	Section 2.10(b)(i)
ERISA Affiliate	Section 2.10(b)(i)
Estimated Working Capital Adjustment	Section 1.4(a)(i)
Excluded Claims	Section 7.2(d)
Financial Statements	Section 2.4(a)

FTC	Section 5.4(a)
Funded Debt	Section 1.4(a)(iii)(4)
GAAP	Section 2.4(a)
Governmental Entity	Section 2.3(c)
Hazardous Materials	Section 2.12(a)
HSR Act	Section 2.3(c)
Included Assets	Section 1.4(a)(iii)(2)
Included Liabilities	Section 1.4(a)(iii)(3)
Indefinitely Surviving Representations	Section 7.1
Indemnified Party	Section 7.4
Indemnifying Party	Section 7.4
Independent Accountants	Section 1.4(a)(iii)(5)
Intellectual Property	Section 2.7(a)(i)
IRS	Section 2.10(b)(iv)
Knowledge	Section 9.2(b)
LCP Deferred Revenue	Section 1.4(a)(iii)(6)
Legal Proceedings	Section 2.9
Legal Requirement	Section 2.3(b)
Lenders’ Consent	Section 6.2(e)
Liens	Section 2.1(c)
Losses	Section 7.2
Material Adverse Effect	Section 9.2(c)
Minimum Amount	Section 7.6(a)
Multiemployer Plan	Section 2.10(c)
Necessary Consents	Section 2.3(c)
Net LCP Deferred Revenue	Section 1.4(a)(iii)(7)
Noncompetition Agreement	Section 6.3(f)
Notice Period	Section 7.4
October Financial Statements	Section 5.12(c)
Owned Real Property	Section 2.11(a)
Patent Claims	Section 1.3(b)
Pension Plans	Section 2.10(b)(i)
Permits	Section 2.8(b)
Person	Section 9.2(d)
Potential Contributor	Section 7.6(a)
Pre-Closing Tax Period	Section 5.8(a)
Proprietary Information	Section 5.2(a)(ii)
Prudent Business Reasons	Section 5.11(a)(ii)
PTO	Section 2.7(b)
Purchase Price	Section 1.2
Purchaser	Preamble
Purchaser Charter Documents	Section 3.1(b)
Purchaser Deductible Amount	Section 7.6(a)
Purchaser Indemnified Parties	Section 7.2
Registered Intellectual Property	Section 2.7(a)(iii)
Remaining Guaranties	Section 5.10(b)

v

Scheduled Guaranties	Section 5.10(a)
Seller	Preamble
Seller Disclosure Letter	Article II
Seller Indemnified Parties	Section 7.3
Shares	Recital B
Straddle Period	Section 5.8(b)
Subsidiaries	Section 2.1(a)
Subsidiary Charter Documents	Section 2.1(b)
Tax or Taxes	Section 2.6(a)(i)
Tax Claim	Section 7.8(c)
Tax Return	Section 2.6(a)(ii)
Transition Services Agreement	Section 5.9
TSA Litigation	Section 1.3(a)
Working Capital Deficit	Section 1.4(a)(iii)(1)
Working Capital Surplus	Section 1.4(a)(iii)(1)

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of November 17, 2004, between Science Applications International Corporation, a Delaware corporation (“Seller”), and TTI Holding Corporation, a Delaware corporation (“Purchaser”).

RECITALS

A.                                   Seller owns all of the issued and outstanding shares of capital stock of Telcordia Technologies, Inc., a Delaware corporation (the “Company”).

B.                                     At the Closing, Seller desires to sell all of the outstanding shares (the “Shares”) of common stock of the Company, par value $0.01 per share (“Company Common Stock”), to Purchaser and Purchaser desires to purchase all of the Shares from Seller, in each case upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the covenants and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF STOCK

1.1                                 Sale and Transfer of Stock.

Subject to and upon the terms and conditions of this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase from Seller, all the Shares, free and clear of all Liens.

1.2                                 The Purchase Price.  Subject to and upon the terms and conditions of this Agreement, in consideration for the aforesaid sale, conveyance, assignment, transfer and delivery of the Shares at the Closing, the Purchaser shall pay to Seller cash in the amount of One Billion Three Hundred Fifty Million Dollars ($1,350,000,000) (the “Purchase Price”), which Purchase Price shall be paid by the Purchaser to the Seller at the Closing by wire transfer of immediately available funds to such account as the Seller shall, not less than one (1) business day prior to the Closing Date, designate in writing to Purchaser.  The Purchase Price shall be subject to adjustment as provided in Section 1.4.

1.3                                 The Additional Purchase Price.

Subject to and upon the terms and conditions of this Agreement, as additional consideration for the sale, conveyance, assignment, transfer and delivery of the Shares at the Closing, the Purchaser shall, within fifteen (15) days from the occurrence of any of the following events, pay to Seller the following amounts (collectively, the “Additional Purchase Price”):

(a)                                  the amount of consideration, if any, received by Purchaser or any of its Affiliates (including, following the Closing, the Company or any of its Subsidiaries) (net of incremental Taxes imposed or Tax attributes utilized with respect to the receipt of such consideration) related to or arising out of the settlement, or pursuant to a judgment or order, in connection with the matter of Telcordia Technologies, Inc. v. Telkom South Africa (the “TSA Litigation”);

(b)                                 fifty percent (50%) of the amount of consideration, when and as received, (net of related out-of-pocket legal and adviser fees and expenses incurred by the Company after the Closing Date and incremental Taxes imposed or Tax attributes utilized with respect to the receipt of such consideration), received by Purchaser or any of its Affiliates (including, following the Closing, the Company or any of its Subsidiaries) in settlement or pursuant to a judgment or order, including any license or cross-license of intellectual property resulting therefrom, related to or arising out of the enforcement of the Company’s rights under the patents set forth on Section 1.3(b) of the Seller Disclosure Letter (“Patent Claims”), provided, however, that if Purchaser or any of its Affiliates receives consideration other than cash in payment of any settlement, judgment or order relating to the Patent Claims, including any license or cross-license of intellectual property, the parties shall use commercially reasonable efforts to value such non-cash consideration and Purchaser shall promptly pay Seller its fifty percent (50%) share of such non-cash consideration in cash based on the agreed-upon value of such non-cash consideration (i.e. value of non-cash consideration shall be based on the additional incremental profit or other value to be received by the Company attributable to the Patent Claims), provided, further, that if the parties are unable to agree on the value of such non-cash consideration, then the value of such non-cash consideration shall be determined in accordance with the procedures set forth in Section 9.7(c);

(c)                                  if any amount representing the reserve for Tax claims identified by state in Section 1.3(c) of the Seller Disclosure Letter is greater than the final amount paid by the Company in connection with the settlement or final judgment of any such Tax claims, the amount of the difference between such reserve identified in Section 1.3(c) of the Seller Disclosure Letter and the amount paid by the Company pursuant to such settlement or judgment, provided, however, that Seller’s obligation to indemnify Purchaser for such Tax claims in accordance with Section 7.8 shall remain in full force and be unaffected by this Section 1.3(c);

(d)                                 if any amount representing the reserve for Tax claims identified by state or country in Section 1.3(d) of the Seller Disclosure Letter is greater than the final amount paid by the Company in connection with the settlement or final judgment of any such Tax claims, the amount of the difference between the such reserve identified in Section 1.3(d) of the Seller Disclosure Letter and the amount paid by the Company pursuant to such settlement or judgment, provided, however, that if no audit or investigation is instituted by the taxing authorities in any such state or country by the second anniversary of the Closing Date, then the amount representing the full amount of the reserve for Tax claims identified by state or country in Section 1.3(d) of the Seller Disclosure Letter shall be remitted to Seller within fifteen (15) days of the second anniversary of the Closing Date, provided, further that Seller’s obligation to indemnify Purchaser for such Tax claims in accordance with Section 7.8 shall remain in full force and be unaffected by this Section 1.3(d);

(e)                                  the amount of the U.S. federal research Tax credits and New Jersey research Tax credits earned by the Company during the Pre-Closing Tax Periods beginning on or after February 1, 2004, which may not be includable or reportable on Seller’s U.S. or New Jersey

Tax Returns, calculated in the case of such amounts attributable to the year in which the Closing occurs by multiplying the total amount of each such tax credit earned by the Company by a fraction, the numerator of which is the number of days elapsed during any such Pre-Closing Tax Period and the denominator of which is 365; provided, however, that any payment made pursuant to this Section 1.3(e) shall be made after such tax credits are actually utilized by the Company or any of the Subsidiaries in a taxable period beginning after the Closing Date and after all related tax credit carry-forwards existing as of the Closing Date have been utilized by the Company or any of the Subsidiaries; and

(f)                                    any Tax refunds received (net of incremental Taxes imposed or Tax attributes utilized with respect to the receipt of such refund and net of Tax attributes reduced, extinguished or cancelled in connection with, or as a result of, such refund) after the Closing (including refund checks negotiated after the Closing to the extent not otherwise taken into account in Section 1.4), if any, by the Company for the Pre-Closing Tax Periods including, without limitation, refunds received by the Company relating to the New Jersey Business Employment Incentive Program, all of which shall, with respect to the year in which the Closing occurs, be calculated by multiplying the total amount of any such Tax refund received by the Company for the year in which the Closing occurs by a fraction, the numerator of which is the number of days elapsed during such Pre-Closing Tax Period and the denominator of which is 365; provided, however, that no payment shall be required pursuant to this Section 1.3(f) with respect to Tax refunds resulting from, or relating to, a carry-back of any loss arising in a taxable period (or portion thereof) that began after the Closing Date.

1.4                                 Purchase Price Adjustment.

The Purchase Price shall be subject to adjustment as follows:

(a)                                  Working Capital Adjustment.

(i)                           Estimated Working Capital Adjustment.  At the Closing, the Purchase Price will be adjusted on a dollar-for-dollar basis as set forth in this Section 1.4(a)(i).  Not more than ten (10) business days, but in no event less than five (5) business days, before the anticipated Closing Date, Seller shall, in good faith, prepare and deliver to Purchaser a written statement of estimated Adjusted Working Capital, LCP Deferred Revenue, Net LCP Deferred Revenue and Funded Debt as of the open of business on the Closing Date, in each case using an estimated Closing Balance Sheet prepared using the Company’s then available financial information as of such date. The Purchase Price to be paid at Closing shall be reduced by the estimated sum of any Net LCP Deferred Revenue plus the Working Capital Deficit, if any, plus Funded Debt, if any, and shall be increased by the amount of the Working Capital Surplus, if any (the net amount of such adjustments is referred to herein as the “Estimated Working Capital Adjustment”).

(ii)                        Final Working Capital Adjustment.

(1)                                  As soon as practicable after the Closing, but in no event later than thirty (30) days after the Closing Date, Purchaser shall (i) prepare a balance sheet of the Company as of the Closing Date in accordance with GAAP applied on a basis consistent with the Company’s historical practices in the preparation of its unaudited monthly financial statements (the “Closing Balance Sheet”), (ii) calculate the Adjusted Working Capital of the Company as of the Closing Date, (iii) calculate the LCP Deferred Revenue as of the Closing Date, (iv) calculate the Net LCP Deferred Revenue as of the Closing Date, (v) calculate Funded Debt, and (vi) prepare and deliver to Purchaser a statement (the “Adjustment Statement”) setting forth Purchaser’s calculations of the Adjusted Working Capital, the LCP Deferred Revenue, the Net LCP Deferred Revenue and Funded Debt.  For the avoidance of doubt, only those accounts identified in Section 1.4(a)(ii) of the Seller Disclosure Letter shall be included in the Closing Balance Sheet for purposes of calculating Adjusted Working Capital.  Seller shall have thirty (30) days after receipt of the Closing Balance Sheet and the Adjustment Statement to give Purchaser written notice of its objection to any item or calculation contained in the Closing Balance Sheet or the Adjustment Statement.  If Seller does not give Purchaser written notice of its objection to the Closing Balance Sheet and the Adjustment Statement within such thirty (30) day period, such Closing Balance Sheet and Adjustment Statement shall be deemed final and conclusive with respect to the determination of the Adjusted Working Capital, the LCP Deferred Revenue, the Net LCP Deferred Revenue and Funded Debt and shall be binding on Seller for such purpose.  If, however, Seller objects to any items or calculations contained in the Closing Balance Sheet or the Adjustment Statement, Seller shall submit a statement of its objections that quantifies the dollar amount of each objection and outlines in reasonable detail the basis and rationale for such objection, and the parties shall meet and shall attempt in good faith to resolve such objections.  If the parties are unable to resolve Seller’s objections within thirty (30) days following such objection, such objections will be resolved by the Independent Accountant, who shall resolve all such objections and shall make any necessary changes or revisions to the Closing Balance Sheet and the Adjustment Statement within fifteen (15) days after such Independent Accountant receives written instructions to resolve such objections.  The Independent Accountant’s review shall be limited to the objections made in the statement submitted to Purchaser by Seller and Purchaser’s responses thereto and in no event shall the Independent Accountant determine that any objection made by Seller exceeds the amount quantified by Seller relating to each such objection.  Within five (5) days after completion, the Independent Accountant shall deliver the Closing Balance Sheet and the Adjustment Statement (as so changed or revised, if applicable) to Purchaser and Seller.  The Closing Balance Sheet and the Adjustment Statement as finalized by the Independent Accountant shall be deemed final and conclusive with respect to the determination of the Adjusted Working Capital, LCP Deferred Revenue, the Net LCP Deferred Revenue and Funded Debt and shall be binding on all the parties hereto for such purposes (but shall not limit the representations, warranties, covenants or agreements of such Parties set forth elsewhere in this Agreement).  The fees and expenses of the Independent Accountant in resolving all such objections shall be borne equally by the Seller and Purchaser.

(2)                                  Adjustments.  Purchaser and Seller shall make the following payments, as applicable, within five (5) business days following the final determination of the Closing Balance Sheet, Adjusted Working Capital, the LCP Deferred Revenue, Net LCP Deferred Revenue and Funded Debt in accordance with Section 1.4(a)(ii)(1):

a)                                      Seller shall pay to Purchaser an amount equal to the Working Capital Deficit, if any, plus the Net LCP Deferred Revenue, if any, plus Funded Debt, if any.

b)                                     Purchaser shall pay to Seller an amount equal to the Working Capital Surplus, if any.

c)                                      The payments set forth in this Section 1.4(a)(ii)(2) shall only be made after giving effect to any Estimated Working Capital Adjustment pursuant to Section 1.4(a)(i) and, if Purchaser and Seller are both required to make payments pursuant to this Section 1.4(a)(ii)(2), then the parties shall only be required to pay the net amount, after offsetting the payments to be received from the other party pursuant to this Section 1.4(a)(ii)(2).  In any event, if no Working Capital Adjustment payment is due under this Section 1.4(a)(ii)(2) and a payment was made at Closing pursuant to the Estimated Working Capital Adjustment set forth in Section 1.4(a)(i), then the full amount of such payment made at Closing shall be repaid to the Purchaser or Seller, as the case may be, by the other party.  For the avoidance of doubt and by way of example, if the Purchase Price is reduced at Closing as a result of the Estimated Working Capital Adjustment, Seller’s obligation to pay Purchaser pursuant to Section 1.4(a)(ii)(2)a) shall be reduced to the extent of the Estimated Working Capital Adjustment.  Any payments to be made pursuant to this Section 1.4(a)(ii)(2) shall be made by wire transfer of immediately available funds and, in the case of a payment to the Seller, shall be made to such account designated by Seller pursuant to Section 1.2 and, in the case of a payment to Purchaser, shall be made to an account designated in writing by Purchaser.

(iii)                     Definitions.  For purposes of this Section 1.4(a), the terms set forth below have the following meaning:

(1)                                  “Adjusted Working Capital” means the value of the Included Assets, less the value of the Included Liabilities as reflected in the Closing Balance Sheet, after giving effect to the Estimated Working Capital Adjustment, if any.  To the extent the Adjusted Working Capital is less than negative Forty-Seven Million Dollars ($47,000,000) such difference shall be deemed to be a “Working Capital Deficit.”  To the extent the Adjusted Working Capital is more than negative Forty-Seven Million Dollars ($47,000,000)  such difference shall be deemed to be a “Working Capital Surplus.”

(2)                                  “Included Assets” means the total value of the following accounts, as reflected in the Closing Balance Sheet: accounts receivable (billed); accounts receivable (unbilled); allowances for doubtful accounts; prepaid accounts; Chester holdback – accounts receivable; and current assets – other.  For the avoidance of doubt, (a) “current assets – other” shall include all assets that would be classified as current assets on a balance sheet prepared in accordance with GAAP, applied on a basis consistent with the Company’s historical practices in the preparation of its unaudited monthly financial statements, that do not appear in another account included in the definition of Included Assets, and (b) Included Assets shall exclude (i) payments made or to be made to the Company in connection with the TSA Litigation or any Patent Claims, (ii) regular cash, (iii) cash equivalents, short-term investments - less than 90 days, (iv) restricted cash, (v) work in process, (vi) material inventory, (vii) finished goods inventory, (viii) inventory reserves, (ix) A/R - non-trade, (x) notes receivable - current portion, (xi) accrued interest receivable, (xii) officers and employee advances, receivables, (xiii) short-term investments - greater than 90 days, less than 1 year, (xiv) short-term deposits, (xv) deferred tax asset - current, and (xvi) deferred costs - long term.

(3)                                  “Included Liabilities” means the total value of the following accounts, as reflected in the Closing Balance Sheet: accounts payable; accrued liabilities-other (excluding sales tax reserves and TSA tax reserves); advance payments; deferred revenue (current portion, excluding LCP Deferred Revenue); deferred credits (current portion); deferred compensation (current portion); accrued salaries, wages and other; accrued vacation; and accrued cash and stock bonus.  For the avoidance of doubt, (a) “accrued liabilities-other” shall include all accrued liabilities that would be classified as current on a balance sheet prepared in accordance with GAAP, applied on a basis consistent with the Company’s historical practices in the preparation of its unaudited monthly financial statements, that do not appear in another account included in the definition of Included Liabilities, and (b) Included Liabilities shall exclude (i) sales tax reserves and TSA tax reserves, (ii) LCP Deferred Revenue, (iii) income taxes payable, (iv) deferred taxes and (v) notes payable and current portion of long-term debt and (vi) amounts due under the Company’s Employee Appreciation Plan.  Included Liabilities shall not include any fees and expenses paid by Seller pursuant to Section 8.3.

(4)                                  “Funded Debt” means, as of the Closing Date, the outstanding principal amount of, accrued and unpaid interest on, and any other payment obligations (including prepayment premiums payable as of such date if such principal and interest is paid in full as of such date, fees, expenses or other amounts) arising under, any obligations of the Company or any Subsidiary for indebtedness or guarantees of indebtedness for borrowed money, provided, however, that the cancellation of obligations owing from the Company to Seller (or vice versa) at or prior to the Closing Date shall in no event affect the Closing Balance Sheet or the Estimated Working Capital Adjustment.

(5)                                  “Independent Accountants” means either PricewaterhouseCoopers or KPMG.

(6)                                  “LCP Deferred Revenue” means the value of that portion of the Company’s deferred revenue reflected in the Closing Balance Sheet that is attributable to pre-payments for the Company’s life cycle program.

(7)                                  “Net LCP Deferred Revenue” means LCP Deferred Revenue less the amount of cash reflected in the Closing Balance Sheet.

(b)                                 Patent Claim Adjustment.  The Purchase Price to be paid at Closing shall be reduced by an amount equal to 50% of any consideration received by the Company after the date hereof and prior to the Closing Date in settlement or pursuant to a judgment or order, including any license or cross-license of intellectual property resulting therefrom, related to or arising out of any Patent Claims (net of any fees and expenses paid by the Company in respect of such Patent Claims).

(c)                                  Other Adjustments.  The Purchase Price to be paid at Closing shall be reduced by an amount equal to the aggregate amounts due under the Executive Change-in-Control, Incentive and Severance Agreements set forth in Section 1.4(c) of the Seller Disclosure Letter.

1.5                                 Purchase Price Allocation.

A portion of the Purchase Price shall be allocated to the Noncompetition Agreement, as set forth in Section 1.5  of the Seller Disclosure Letter, and neither Seller nor Purchaser shall take any position inconsistent with such allocation in any Tax Return.

1.6                                 The Closing.  The closing for the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Willkie Farr & Gallagher LLP, located at 787 Seventh Avenue, New York, NY 10019, on the later of (i) February 1, 2005 or (ii) the second business day after the satisfaction or waiver of the conditions set forth in Article VI (other than those that by their terms are to be satisfied or waived at the Closing), or at such other time, date and location as the parties hereto agree in writing.  The date on which the Closing occurs is referred to herein as the “Closing Date.”

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser, except as set forth in the related section(s) of the disclosure letter supplied by Seller to Purchaser dated as of the date hereof (the “Seller Disclosure Letter”), as follows:

2.1                                 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a)                                  Organization; Standing and Power.  The Company and each of its Subsidiaries (as defined below) (i) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept), (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.  For purposes of this Agreement, “Subsidiaries” shall mean the entities set forth on Schedule 2.1(a) of the Seller Disclosure Letter.

(b)                                 Charter Documents.  The Company has made available to Purchaser a true and correct copy of (i) the certificate of incorporation and bylaws of the Company, each as amended to date (collectively, the “Company Charter Documents”) and (ii) the certificate of incorporation and bylaws, or like organizational documents of each of its Subsidiaries, each as amended to date (collectively, “Subsidiary Charter Documents”), and each such instrument is in full force and effect.  The Company is not in material violation of any of the provisions of the Company Charter Documents and each Subsidiary is not in material violation of its respective Subsidiary Charter Documents.

(c)                                  Subsidiaries.  All the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, other than liens for Taxes not yet due and payable and restrictions imposed by applicable securities laws (collectively, “Liens”).  Other than equity ownership interests in the Subsidiaries, neither the Company nor any Subsidiary owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person.

2.2                                 Capital Structure.

The authorized capital stock of Company consists of 1,000 shares of Common Stock.  At the close of business on the date hereof, seven shares of Company Common Stock were issued and outstanding and no shares of Company Common Stock are owned, beneficially, or of record, by any Person other than Seller.  All of the outstanding shares of capital stock of the Company are duly authorized and validly issued, fully paid and nonassessable and are owned by the Seller free and clear of all Liens and are not subject to any preemptive rights.  At the Closing, the Purchaser will acquire good and valid title to all of the outstanding shares of capital stock of the Company, free and clear of all Liens, except any Liens incurred by the Purchaser or its Affiliates.  Except as set forth above, (i) there are no shares of capital stock of, or other equity or voting interests in, the Company authorized, issued or outstanding, (ii) there are no existing options, warrants, calls, preemptive rights, subscription or other rights, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of the Company, obligating the Company or any of its Subsidiaries to issue, transfer, redeem, purchase or sell or cause to be issued, transferred, redeemed, purchased or sold any shares of capital stock of the Company or any of its Subsidiaries or to otherwise make any payment in respect of any such shares or any outstanding securities convertible into or exchangeable into the issued or unissued capital stock of the Company or any of its Subsidiaries, and (iii) there are no rights, agreements or arrangements of any character which provide for a stock appreciation or similar right or grant any right to share in the equity, income, revenue or cash flow of the Company.

2.3                                 Authority; Non-Contravention; Necessary Consents.

(a)                                  Authority.  Seller has all requisite corporate power and authority to enter into this Agreement and the Transition Services Agreement, the License Agreement and the Noncompetition Agreement (the “Ancillary Agreements”) and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Seller and no other corporate proceedings, approvals or consents on the part of Seller, its stockholders or the Company are necessary to authorize the execution and delivery of this Agreement or any of the Ancillary Agreements or to consummate the transactions contemplated hereby and thereby.  This Agreement has been, and, upon execution and delivery, each of the Ancillary Agreements will be, duly executed and delivered by Seller and, assuming due execution and delivery by Purchaser, constitute valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) general principles of equity.

(b)                                 Non–Contravention.  The execution and delivery of this Agreement and the Ancillary Agreements by Seller does not and performance of this Agreement and the Ancillary Agreements by Seller will not (i) conflict with or violate the certificate of incorporation or bylaws of Seller, the Company Charter Documents or the Subsidiary Charter Documents, (ii) conflict with or violate any material federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (each, a “Legal Requirement”) applicable to Seller or by which Seller is bound or applicable to the Company or any Subsidiary or by which the Company or any Subsidiary is bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s or any Subsidiary’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to any Contract, except where such breach, default, impairment, termination, amendment, acceleration, cancellation or creation of Lien, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(c)                                  Necessary Consents.  No consent, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by Seller or the Company in connection with Seller’s execution and delivery of this Agreement or any of the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, except for (i) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and satisfaction of such other requirements of the comparable laws of other jurisdictions, (ii) such other consents, authorizations, filings, approvals and registrations set forth in Section 2.3(c) of the Seller Disclosure Letter, and (iii) such other consents, authorizations, filings, approvals and registrations the absence of which would not be reasonably expected to have a Material Adverse Effect on the Company.  The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in clauses (i) and (ii) are referred to herein as the “Necessary Consents.”

2.4                                 Financial Statements; No Undisclosed Liabilities.

(a)                                  Seller has made available to Purchaser (i) a copy of the Company’s audited consolidated balance sheets as of January 31, 2004 and 2003 and the related consolidated statements of income, cash flows and stockholder’s equity and comprehensive income for the three fiscal years ended January 31, 2004, accompanied by the report of the Company’s independent public accountants thereon and (ii) a copy of the Company’s unaudited consolidated balance sheet as of July 31, 2004 and the related consolidated statements of income and cash flows for the six-month period then ended (collectively, the “Financial Statements”).  The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (subject, in the case of unaudited financial statements, to normal, recurring year-end adjustments and the absence of notes thereto) applied on a consistent basis throughout the periods indicated.  The Financial Statements present fairly in all material respects the financial condition and operating results of the Company and its Subsidiaries as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments.  The Company maintains a standard system of accounting established and administered in accordance with GAAP.  The Company’s unaudited balance sheet as of July 31, 2004 is referred to in this Agreement as the “Company Balance Sheet.”

(b)                                 All accounts and notes receivable of the Company and the Subsidiaries reflected in the Company Balance Sheet have arisen in the ordinary course of business from bona fide transactions, represent valid obligations due to the operations of the Company or the Subsidiaries in accordance with their terms and have been properly accounted for in accordance with GAAP (subject to normal year-end adjustments and the absence of notes thereto).

(c)                                  Neither the Company nor any Subsidiary has any liability or any obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, except for (a) liabilities shown on the Company Balance Sheet, (b) liabilities and obligations incurred prior to the date of the Company Balance Sheet in the ordinary course of business which will not be required by GAAP to be reflected in, reserved against or otherwise described in the Company Balance Sheet and that would not, individually or in the aggregate, have a Material Adverse Effect and (c) liabilities and obligations incurred since the date of the Company Balance Sheet in the ordinary course of business and which have not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

2.5                                 Absence of Certain Changes or Events.  Since January 31, 2004, (a) the Company and its Subsidiaries have conducted their businesses in the ordinary course of business in all material respects, (b) there has not been (i) any Material Adverse Effect on the Company or any events, circumstances or conditions that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect on the Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its Subsidiaries’ capital stock, other than any distributions of cash from the Company to Seller in accordance with Seller’s cash management policies, (iii) any purchase, redemption or other acquisition by the Company or any of its Subsidiaries of any of the Company’s capital stock or any other securities of the Company or its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities, (iv) any split, combination or reclassification of any of the Company’s or any of its Subsidiaries’ capital stock, (v) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (vi) any material revaluation by the Company of any of its assets other than in the ordinary course of business or (vii) any material damage, destruction or loss (whether or not covered by insurance) to any material assets of the Company or any Subsidiary and (c) neither the Company nor any Subsidiary has taken any of the actions set forth in Section 4.1(b)(ix) or (xi).

2.6                                 Taxes.

(a)                                  Definitions. For the purposes of this Agreement, the following terms shall have the following meaning:

(i)                           “Tax” or, collectively, “Taxes” shall mean (i) any and all federal, state, local and foreign taxes and other like governmental charges, fees or other like assessments of any kind whatsoever, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, registration, franchise, withholding, payroll, recapture, employment, excise, environmental and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) of this Section 2.6 as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this Section 2.6 as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

(ii)                        “Tax Return” shall mean any federal, state, local and foreign return, estimate, information statement or report.

(b)                                 Tax Returns and Audits.

(i)                           The Company and each of its Subsidiaries have prepared and filed, or joined in the filing of, when due (taking into account all applicable extensions of time to file), all material required Tax Returns and such Tax Returns have been completed in accordance with applicable law.

(ii)                        All material Taxes due and owing by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries are liable under Treasury Regulations section 1.1502-6 by virtue of having been a member of an “affiliated group” (within the meaning of Section 1504(a) of the Internal Revenue Code of 1986, as amended (“Code”)) of which the Seller is the common parent, have been paid as of the Closing Date, or have been accrued or reserved as set forth on Sections 1.3(c) or 1.3(d) of the Seller Disclosure Letter.

(iii)                     Neither the Company nor any of its Subsidiaries has any material liability for such Taxes as of the date of the Company Balance Sheet which were not appropriately accrued or reserved on the Company Balance Sheet in accordance with GAAP, and neither the Company nor any of its Subsidiaries has incurred or will incur any material liability for such Taxes after the date of the Company Balance Sheet through the Closing Date other than in the ordinary course of business.

(iv)                    Each material audit or other examination relating to Taxes of, or any Tax Return filed by or on behalf of, the Company or any of its Subsidiaries which began after January 1, 2001 (whether completed or in progress or of which the Company or any of its Subsidiaries have been notified); each adjustment relating to any material Tax Return filed by the Company or any of its Subsidiaries (or on behalf of the Company or any of its Subsidiaries to the extent such adjustment relates to the Company or any of its Subsidiaries) that has been proposed in writing by any Tax authority to Seller, the Company or any of its Subsidiaries; and each outstanding waiver of any statute of limitations on or outstanding extension of the period for the assessment or collection of any Tax, and each assessment for Taxes of the Company or any of its Subsidiaries which currently remains unpaid, is set forth in the Seller Disclosure Letter.

(v)                       Neither the Company nor any of the Subsidiaries (A) have any liability for the Taxes of another Person (other than any member of the consolidated group of which the Seller is the common parent) under Treasury Regulations section 1.1502-6 (or any similar provision of applicable state, local or foreign law), as a transferee or successor, by Contract or otherwise; (B) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period, or portion thereof, ending after the Closing Date as a result of any (1) change in method of accounting for a taxable period ending on or prior to the Closing Date, (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (3) intercompany transactions or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law), (4) installment sale or open transaction disposition made on or prior to the Closing Date, (5) item having been reported on the completed contract method of accounting or the percentage of completion method of accounting, (6) prepaid amount received on or prior to the Closing Date, or (7) other action taken prior to the Closing Date; or (C) has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(vi)                    There is no contract, plan or arrangement that, individually or collectively, could give rise to the payment of any amount that would not be deductible by the Company, or any of its Subsidiaries or Purchaser (or affiliates of Purchaser) by reason of Section 280G of the Code.

(vii)                 Since January 1, 1998, Seller has been, and currently is, the common parent of the affiliated group (within the meaning of Section 1504 of the Code) of which the Company and each Subsidiary that is organized within the United States are members.

2.7                                 Intellectual Property.

(a)                                  Definitions.  For the purposes of this Agreement, the following terms have the following meanings:

(i)                           “Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, processes, designs, techniques, research and development projects, technical data and customer lists, and all documentation relating to any of the foregoing, (iii) works of authorship in any media, and all copyrights, copyrights registrations and applications therefor, and all other rights, including authors’ or moral rights, corresponding thereto throughout the world, (iv) all computer software, including all source code, object code, firmware, development tools, files, records and data, and all media on which any of the foregoing is recorded, (v) all industrial designs and any registrations and applications therefor throughout the world, (vi) all trade names, trade dress, logos, common law trademarks and service marks, Internet domain names and registration therefor, trademark and service mark registrations and applications therefor throughout the world and all goodwill associated therewith, (vii) all databases and data collections and all rights therein throughout the world, (viii) all internet web pages, websites and all intellectual property used in connection with or contained in all versions of the Company’s website, and (ix) any similar or equivalent rights to any of the foregoing anywhere in the world.

(ii)                        “Company Intellectual Property” shall mean any Intellectual Property that is owned by, or exclusively licensed to, the Company.

(iii)                     “Registered Intellectual Property” shall mean all United States, international and foreign (i) patents and design or utility patent applications, (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (iii) registered Internet domain names and applications to register Internet domain names and (iv) registered copyrights and applications for copyright registration.

(iv)                    “Company Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any of its Subsidiaries.

(b)                                 Registered Intellectual Property; Proceedings.  Section 2.7(b) of the Seller Disclosure Letter sets forth as of the close of business on the date hereof all (i) Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered and (ii) proceedings or actions before any Governmental Entity (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere else in the world) related to any of the Company Registered Intellectual Property.

(c)                                  No Order.  No Company Intellectual Property owned by the Company and, to the Knowledge of Seller, no Company Intellectual Property exclusively licensed to the Company, is subject to any outstanding order, injunction or stipulation entered or imposed by any Governmental Entity restricting in any manner the use, transfer, or licensing thereof by Company or any of its Subsidiaries, or which may affect the validity, use or enforceability of such Company Intellectual Property.

(d)                                 Registration.  All necessary registration, maintenance and renewal fees currently due in connection with Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant Governmental Authorities in the United States or those foreign jurisdictions in which applications for Company Registered Intellectual Property have been filed, as the case may be, for the purposes of prosecuting, maintaining or perfecting such Company Registered Intellectual Property, except where such failures would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Company.

(e)                                  Ownership of Intellectual Property; Absence of Liens. The Company or its Subsidiaries owns all right, title and interest in and to each material item of Company Intellectual Property (excluding Company Intellectual Property used pursuant to an exclusive license) free and clear of any Liens (excluding non-exclusive licenses and related restrictions granted in the ordinary course of business); provided, however, that for purposes of this Section 2.7(e), the term “Company Intellectual Property” shall not include trade secrets.

(f)                                    Licenses.  Other than “shrink wrap” and similar widely available commercial “off the shelf” end-user licenses, to the Knowledge of Seller, Section 2.7(f) of the Seller Disclosure Letter sets forth a list as of the date hereof of all agreements, contracts, subcontracts, settlement agreements, leases, instruments, notes, warranties, purchase orders, licenses, sublicenses or other legally binding commitment (each, a “Contract”) (including any Contracts whereby Company Intellectual Property is tied, bundled or co-branded with any third-party Intellectual Property) that are material and to which the Company or any of its Subsidiaries is a party pertaining to any Company Intellectual Property or third-party Intellectual Property.

(g)                                 No Conflict.  All material Contracts relating to any of (i) Company Intellectual Property, (ii) Intellectual Property of a third party licensed to the Company or any of its Subsidiaries (other than commercial off-the-shelf licenses), or (iii) Intellectual Property licensed by the Company or any of its Subsidiaries to a third party are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the material breach, or modification, of, or the cancellation, termination, suspension of, or acceleration of any payments with respect to, such material Contracts. Each of the Company and its Subsidiaries is in compliance with, and has not breached any term of any such material Contracts and, to the Knowledge of Seller, all other parties to such material Contracts are in compliance with, and have not breached any term of, such material Contracts. Following the Closing Date, the Company will be permitted to exercise all of the Company’s and its Subsidiaries’ rights under such Contracts to the same extent the Company and its Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any of its Subsidiaries would otherwise be required to pay.

(h)                                 No Infringement.  To the Knowledge of Seller, the operation of the business of the Company and its Subsidiaries, as such business currently is conducted, does not infringe or misappropriate the Intellectual Property of any third party.

(i)                                     No Notice of Infringement.  Neither the Company nor any of its Subsidiaries has received written notice from any third party that the operation of the business of the Company or any of its Subsidiaries or any act, product or service of the Company or any of its Subsidiaries, infringes, violates or misappropriates the Intellectual Property of any third party.

(j)                                     No Third Party Infringement.  To the Knowledge of Seller, no Person is infringing or misappropriating any Company Intellectual Property.

(k)                                  Protection of Intellectual Property.  To the Knowledge of Seller (i) none of the Company’s trade secrets have been used, disclosed or appropriated to the detriment of the

Company or any Subsidiary for the benefit of any Person other than the Company or such Subsidiary and (ii) no employee, independent contractor or agent of the Company or any Subsidiary has misappropriated any trade secrets or other confidential information of any other Person in the course of the performance of his or her duties as an employee, independent contractor or agent of the Company or any Subsidiary.  The Company and its Subsidiaries have taken commercially reasonable steps to protect and maintain the confidentiality of all trade secrets owned by the Company and its Subsidiaries.

(l)                                     Source Code.  None of the Persons listed on Section 2.7(l) of the Seller Disclosure Letter has possession or the right to receive access or possession of the source code for any material Company Intellectual Property.

2.8                                 Compliance; Permits.

(a)                                  Compliance.  Neither the Company nor any of its Subsidiaries is, or has been since January 31, 2004, in conflict with, or in default or in violation of, any Legal Requirement applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound, except for those conflicts, defaults or violations that, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on the Company.  To the Knowledge of Seller, no investigation or review by any Governmental Entity is pending or has been threatened against the Company or any of its Subsidiaries.  There is no judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries that would be reasonably expected to have a Material Adverse Effect on the Company.

(b)                                 Permits.  The Company and its Subsidiaries hold, to the extent legally required, all permits, registrations, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Entities (“Permits”) except where the failure to hold such Permits would not be reasonably expected to have a Material Adverse Effect on the Company (collectively, “Company Permits”). No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of Seller, threatened by any Governmental Entity.  The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Company.

2.9                                 Litigation.

There are no claims, suits, actions or proceedings (a “Legal Proceeding”) pending or, to the Knowledge of Seller, threatened against the Seller, the Company or any of its Subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority or any arbitrator that seek to restrain or enjoin the consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements or would reasonably be expected, either individually or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on the Company.  Section 2.9 of the Seller Disclosure Letter sets forth each Legal Proceeding pending before any court, governmental department, commission, agency, instrumentality or authority or any arbitrator instituted by or on behalf of the Company or any Subsidiary against any Person.

2.10                           Employee Benefit Plans.

(a)                                  Schedule.  Section 2.10(a) of the Seller Disclosure Letter sets forth a list as of the close of business on the date hereof of the following (i) all severance and employment agreements of the Company with directors or executive officers, (ii) all severance programs and policies of each of the Company or its Subsidiaries, (iii) all plans or agreements of the Company or its Subsidiaries relating to any of their respective current or former employees, consultants or directors (each, an “Employee”) pursuant to which benefits would vest or an amount would become payable or the terms of which would otherwise be materially altered, in any case by virtue of the transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any Employee following or in connection with the consummation of the transactions contemplated by this Agreement, (iv) all Benefit Plans, and (v) all Pension Plans.

(b)                                 Benefit Plan Compliance.

(i)                           For purposes of this Section 2.10, (i) “Benefit Plans” shall mean all “employee benefit plans” as defied in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all other material employee benefit arrangements, programs, policies or payroll practices (other than stock purchase, stock option, phantom stock or other equity based compensation plans), including, without limitation, severance pay, sick leave, vacation pay, salary continuation for disability, retirement, deferred compensation, bonus, hospitalization, medical insurance, cafeteria, life insurance, tuition reimbursement and scholarship programs maintained by the Seller, the Company or any Subsidiary and to which contributions are made by the Seller, the Company or any Subsidiary on behalf of the Employees, and (ii) “Pension Plans” shall mean all “employee pension plans”, as defined in Section 3(2) of ERISA, maintained by the Seller, the Company, the Subsidiaries or any trade or business (whether or not incorporated) which is or has ever been under control or treated as a single employer with the Seller or the Company under Section 414(b), (c), (m) or (o) of the Code (“ERISA Affiliate”) or to which the Seller, the Company or any ERISA Affiliate has contributed.

(ii)                        Each Benefit Plan has been administered, maintained and operated in all material respects in accordance with its terms and applicable laws (including ERISA and the Code, and any rules and regulations promulgated thereunder).

(iii)                     None of the Benefit Plans or Pension Plans is subject to Title IV of ERISA and none of the Company, its Subsidiaries or any ERISA Affiliate has any liability with respect to any plan subject to Title IV of ERISA.

(iv)                    With respect to each Benefit Plan that is intended to qualify under Code Section 401(a), such Benefit Plan, and its related trust, has received, has an application pending or remains within the remedial amendment period for obtaining, a determination letter from the United States Internal Revenue Service (“IRS”) that it is so qualified and that its trust is exempt from tax under Section 501(a) of the Code and, to the Seller’s Knowledge, no facts or set of circumstances exist that could reasonably be expected to cause such plan and related trust to be disqualified or to be so non-exempt from Tax.

(v)                       There has been no violation of ERISA or the Code with respect to the filing of applicable documents, notices or reports (including, but not limited to, annual reports filed on IRS Form 5500) regarding the Benefit Plans with the Department of Labor and the IRS, or the furnishing of such required documents to the participants or the beneficiaries of the Benefit Plans that would result in a material liability to the Company or any Subsidiary.

(vi)                    There are no pending material actions, claims or lawsuits which have been asserted, instituted or, to the Knowledge of Seller, threatened, against the Benefit Plans, the assets of any of the trusts under the Benefit Plans or the sponsor or the administrator of the Benefit Plans, or, to the Seller’s Knowledge, against any fiduciary of the Benefit Plans with respect to the operation of the Benefit Plans (other than routine benefit claims).

(vii)                 Except as may be required under 4980B of the Code or Section 601 of ERISA, no Benefit Plan provides retiree health or life insurance benefits.  The Company and its Subsidiaries have reserved the right to amend, terminate or modify at any time all Benefit Plans providing for retiree health or life insurance benefits, and there have been no written communications to Employees that could reasonably be interpreted to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(c)                                  Multiemployer Plans.  None of the Benefit Plans or Pension Plans is a “multiemployer plan,” as defined in Section 3(37) of ERISA (“Multiemployer Plan”).  None of the Company, its Subsidiaries or any ERISA Affiliate has incurred any liability due to a complete or partial withdrawal from a Multiemployer Plan or due to the termination or reorganization of a Multiemployer Plan, except for any such liability which has been satisfied in full, and no events have occurred and no circumstances exist that could reasonably be expected to result in any such liability to the Company, its Subsidiaries or any ERISA Affiliate.

(d)                                 Labor.  Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries.  There is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of Seller, threatened or reasonably anticipated which may materially interfere with the respective business activities of the Company or any of its Subsidiaries.  There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of the Seller, threatened relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, be material to the Company.

(e)                                  Employment Matters.  The Company and each of its Subsidiaries is in compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, employee safety and wages and hours, except where non-compliance would not be reasonably expected to have a Material Adverse Effect on the Company.

2.11                           Title to Properties.

(a)                                  Owned Real Property.  Schedule 2.11(a) contains a true and complete description of all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”).  With respect to each such parcel of Owned Real Property, except as otherwise disclosed on Sections 2.11(a) and 2.11(b) of the Seller Disclosure Letter, (i) there are no leases, subleases, options or other agreements, written or oral, granting to any party or parties the right to obtain title of such parcel or any portion thereto (except for which public notice has been provided or has been disclosed in a survey) and (ii) to the Seller’s Knowledge, there are no parties (other than the Company and/or any of its Subsidiaries and/or their contractors, subcontractors, agents, sublessees, licensees, customers and invitees) who have leases, subleases, options or other agreements, written or oral, granting to any party or parties the right of use or occupancy and/or who are in possession of or who are using any such parcel.  To the Seller’s Knowledge, all improvements on the Owned Real Property conform in all material respects with applicable laws and ordinances, and neither the Seller nor any of its Affiliates has received any written notice of any violation of any such laws or ordinances.  To Seller’s Knowledge, all improvements on the Owned Real Property are in reasonable condition and repair and have not suffered any casualty or other material damage that has not been repaired in all material respects, except for ongoing and routine maintenance and repair requirements.  To the Seller’s Knowledge, there is no material latent or patent structural, mechanical or other significant defect, soil condition or deficiency in the improvements located on the Owned Real Property.

(b)                                 Leased Real Property.  Section 2.11(b) of the Seller Disclosure Letter sets forth a list as of the close of business on the date hereof of all real property currently leased or subleased to or by the Company or any of its Subsidiaries.  All such current leases and subleases are valid, binding, enforceable and in full force and effect, and there is not, under any of such leases or subleases, any existing material default or, to the Seller’s Knowledge, any event which with notice or lapse of time, or both, would constitute a material default.  The Seller has made available to the Purchaser complete and accurate copies of such leases and subleases, each as amended to date.

(c)                                  Valid Title.  The Company and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except (i) Liens imposed by law in respect of obligations not yet due which are owed in respect of Taxes, (ii) mechanic’s and material man’s liens incurred in the ordinary course of business, and (iii) Liens which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

(d)                                 Sufficiency of Assets.  The properties and assets now owned, licensed or leased by the Company and its Subsidiaries are sufficient to carry on the business of the Company and its Subsidiaries as presently conducted.

2.12                           Environmental Matters.

(a)                                  Environmental Laws.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) neither the Company nor its Subsidiaries is subject to any action, claim, suit, proceeding, or investigation alleging the violation of, or liability under, any law (including common law), statute, ordinance, regulation, order or similar requirement of any Governmental Entity or other requirement of law regulating, relating to or imposing liability or standards of conduct concerning protection of human health or the environment, including any of the foregoing to the extent such matters are addressed in any product safety or worker health or safety laws including the Occupational Safety and Health Act of 1970 and any similar state or local laws, rules or regulations (“Environmental Law”), (ii) neither the Company nor any of its Subsidiaries is a party to any agreement concerning, nor have such entities received any notice, demand, request for information, summons or order from any Person relating to, actual or potential liability under any Environmental Law or the presence or release of any Hazardous Materials, and (iii) no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law or regulation to be radioactive, toxic, hazardous or otherwise a danger to health or the environment or that could reasonably be expected to result in liability to the Company or any of its Subsidiaries under any applicable Environmental Law, including PCBs, asbestos, petroleum, toxic mold, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies (“Hazardous Materials”), are present as a result of the actions or omissions of the Company or any of its Subsidiaries or any Affiliate of the Company, or, to the Knowledge of the Seller, any other Person, in, on or under any real property currently or previously owned, leased or operated by the Company or any of its Subsidiaries (including the property that is leased by the Company or any of its Subsidiaries as of the close of business on the date hereof), including the land and the improvements, ground water and surface water thereof, in violation of any Environmental Law.

(b)                                 Hazardous Materials Activities.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has transported, stored, used, manufactured, disposed of or arranged for the disposal of, released, removed or exposed its Employees or others to Hazardous Materials or manufactured any product containing any Hazardous Material in violation of any Environmental Law.

(c)                                  Environmental Reports.  Seller has made available to Purchaser copies of all studies, audits, assessments or investigations concerning compliance with, or liability or obligations under, Environmental Laws affecting the Company or any of its Subsidiaries with respect to real property currently owned or leased by the Company or its Subsidiaries and that are in the possession or control of Seller or the Company.

2.13                           Contracts.

(a)                                  Material Contracts.  For purposes of this Agreement, “Company Material Contract” shall mean:

(i)                           any employment or consulting Contract with any executive officer or other employee of the Company or any Subsidiary, involving an annual salary in excess of one hundred fifty thousand dollars ($150,000);

(ii)                        any Contract (A) containing any covenant limiting in any material respect the right of the Company or any of its Subsidiaries to engage in any line of business or operate in any jurisdiction after the Closing Date, or compete with any Person in any line of business or in any jurisdiction after the Closing Date or (B) granting exclusive sales, marketing or licensing rights in any territory or region or “most favored nations” or similar form of pricing protections;

(iii)                     any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of a material amount of assets not in the ordinary course of business or pursuant to which the Company or any of its Subsidiaries has or had any ownership interest in any other Person or other business enterprise other than its Subsidiaries (A) dated after January 31, 2004 or (B) that contains currently effective indemnification or purchase price adjustment, holdback or escrow obligations;

(iv)                    any dealer, distributor, joint marketing or development agreement under which the Company or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled by the Company or its Subsidiaries without material penalty, payment or continuing obligation upon notice of ninety (90) days or less;

(v)                       any Contract containing any support, maintenance or service obligation on the part of the Company or any of its Subsidiaries, including, without limitation, any Contract with any Regional Bell Operating Company or Governmental Entity, that is expected to involve annual revenues to the Company or any Subsidiary in excess of seven million five hundred thousand dollars ($7,500,000);

(vi)                    any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit in a principal amount in excess of one million dollars ($1,000,000) that is outstanding or may be incurred on the terms thereof, other than accounts receivable and payable in the ordinary course of business;

(vii)                 any Contract that relates to partnership, joint venture or similar arrangement with any other Person that, in each case, involves an investment by the Company in excess of one million dollars ($1,000,000);

(viii)              Any Contract required to be disclosed on Section 2.7(f) of the Seller Disclosure Letter; or

(ix)                      any other agreement, contract or commitment not otherwise defined in subsections (i) - (viii) above that involves a payment to or from the Company or any Subsidiary in an amount in excess of one million dollars ($1,000,000) over the term of such Contract (including all potential extensions thereof).

(b)                                 Schedule.  Section 2.13(b) of the Seller Disclosure Letter sets forth a list of all Company Material Contracts to which the Company or any of its Subsidiaries is a party or is bound by as of the close of business on the date hereof.

(c)                                  No Breach.  All Company Material Contracts are valid and in full force and effect, except to the extent they have previously expired in accordance with their terms.  To the Knowledge of the Seller, all Company Material Contracts are enforceable against each of the other parties thereto.  Neither the Company nor any of its Subsidiaries has received written notice or, to the Knowledge of the Seller, oral notice, alleging (i) any violation by any Person thereto of any provision of a Company Material Contract or (ii) any failure to perform an act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Company Material Contract, and no event has occurred or, to the Knowledge of the Seller, is alleged to have occurred which with or without notice, lapse of time or both, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on to the Company.

2.14                           Insurance.  Section 2.14 of the Seller Disclosure Letter lists all policies of liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance insuring the Company and its Subsidiaries and their respective assets, properties and operations.  All such policies are in full force and effect.  None of the Seller, the Company or any Subsidiary has received written notice (A) of cancellation or adverse modification of any such insurance, or (B) from any of their respective brokers or carriers that such broker or carrier will not be willing or able to renew their existing coverage.  None of Seller, the Company or any Subsidiary is in material default under any provisions of any such policy of insurance.

2.15                           Transactions with Seller and Affiliates.  Neither the Company nor any of its Subsidiaries is a party to any material agreements or arrangements with the Seller or any Affiliate of the Seller (other than the Company and its Subsidiaries), including, but not limited to, any material agreement or arrangement under which the Company or any Subsidiary (i) leases any real or personal property (either to or from such Person), (ii) licenses technology (either to or from such Person), (iii) is obligated to purchase any tangible or intangible asset from or sell such asset to such Person, (iv) purchases or receives products or services from such Person, or (v) pays or receives commissions, rebates or other payments.

2.16                           Brokers and Finders.  Except for J.P. Morgan Securities Inc., none of Seller, the Company, or any of the Company’s Subsidiaries has employed any broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement and the Ancillary Agreements who would be entitled to a broker’s, finder’s or similar fee or commission in connection therewith or upon the consummation thereof that would be payable by the Company or the Subsidiaries.  The Seller is solely responsible for such fees and expenses of J.P. Morgan Securities Inc.

2.17                           Seller Organization, Standing and Power; Charter Documents

(a)                                  Organization; Standing and Power.  Seller (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(b)                                 Charter Documents.  Seller has delivered or made available to Purchaser a true and correct copy of the certificate of incorporation and bylaws of Seller, each as amended to date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

3.1                                 Organization; Standing and Power; Charter Documents.

(a)                                  Organization; Standing and Power.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

(b)                                 Charter Documents.  Purchaser has delivered or made available to Seller a true and correct copy of the certificate of incorporation and bylaws, or like organizational documents, of Purchaser, each as amended to date (collectively, the “Purchaser Charter Documents”).  Purchaser is not in material violation of any of the provisions of the Purchaser Charter Documents.

3.2                                 Authority; Non-Contravention; Necessary Consents.

(a)                                  Authority.  Purchaser has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Ancillary Agreements to which Purchaser is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Purchaser and no other corporate proceedings, approvals or consents on the part of Purchaser or its stockholders are necessary to authorize the execution and delivery of this Agreement or the Ancillary Agreements to which it is a party or to consummate the transactions contemplated hereby and thereby.  This Agreement has been, and upon execution and delivery, the Ancillary Agreements to which it is a party will be, duly executed and delivered by Purchaser, and, assuming due execution and delivery by Seller, constitutes, and, upon execution and delivery the Ancillary Agreements to which it is a party will constitute, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) general principles of equity.

(b)                                 Non–Contravention.  The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is a party does not, and performance of this Agreement and the Ancillary Agreements to which Purchaser is a party will not (i) conflict with or violate the Purchaser Charter Documents, (ii) subject to compliance with the requirements set forth in Section 3.2(c), conflict with or violate any material Legal Requirement applicable to Purchaser or by which Purchaser or any of its properties is bound, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or materially impair Purchaser’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, material amendment, acceleration or cancellation of, or result in the creation of a material Lien on any of the properties or assets of Purchaser or any of its subsidiaries pursuant to, any Contract to which Purchaser is a party the termination or breach of which would be reasonably expected to have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party.

(c)                                  Necessary Consents.  No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Purchaser in connection with the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby, except for the Necessary Consents.

3.3                                 Availability of Funds.

(a)                                  Purchaser has received a commitment letter dated as of November 17, 2004 from JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Bear Stearns Corporate Lending Inc. and Bear, Stearns & Co. Inc. pursuant to which such parties have committed, subject to the terms and conditions set forth therein, to provide to the Purchaser the $640,000,000 Senior Secured Credit Facilities and $410,000,000 in a Senior Subordinated Bridge Facility (the “Commitment Letter”), to complete the transaction contemplated hereby (the “Debt Financing”).  A true and complete copy of the Commitment Letter has been made available to Seller on or prior to the date hereof.

(b)                                 Purchaser has received an executed equity financing letter from its stockholders as of the date hereof, pursuant to which the stockholders have agreed to provide, in the aggregate, on the terms set forth therein, Four Hundred Forty Million Dollars ($440,000,000) of equity financing to Purchaser.  A true and complete copy of such letter has been made available to Seller on or prior to the date hereof.

(c)                                  Upon satisfaction of the conditions set forth in the Commitment Letter, at the Closing Date, the Purchaser will have sufficient funds to consummate the transactions contemplated hereby.  To the knowledge of Purchaser, no event or circumstances has occurred or exists that would be reasonably likely to cause a condition under the Commitment Letter to not be satisfied prior to Closing.

3.4                                 Litigation.

As of the close of business on the date hereof, there are no claims, suits, actions or proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated hereby.

3.5                                 Brokers and Finders.

The Purchaser has not employed any broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement and the Ancillary Agreements who would be entitled to a broker’s, finder’s or similar fee or commission in connection therewith or upon the consummation thereof.

ARTICLE IV

INTERIM OPERATIONS OF THE COMPANY

4.1                                 Conduct of Business by the Company.

(a)                                  Ordinary Course.  During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, Seller shall cause the Company and each of its Subsidiaries to, except as otherwise expressly contemplated by this Agreement or the Ancillary Agreements or as set forth in Section 4.1 of the Seller Disclosure Letter or to the extent that Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), (i) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, (ii) pay its debts and Taxes when due, (iii) pay or perform other material obligations when due, (iv) use commercially reasonable efforts to preserve intact its present business organization, including operations, relationships with lessors, licensors, suppliers, key employees and customers, (v) continue to make capital expenditures consistent with past practices and subject to the budget referenced in Section 4.1(a) of the Seller Disclosure Letter, and (vi) enter into the Cross License Agreement in substantially the form attached hereto as Exhibit C.

(b)                                 Required Consent.  In addition, without limiting the generality of Section 4.1, except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 4.1 of the Seller Disclosure Letter, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, Seller shall not permit the Company or any Subsidiary to do any of the following:

(i)                           Cause, permit, adopt or propose any amendments to the Company Charter Documents or any of the Subsidiary Charter Documents;

(ii)                        Adopt a plan of complete or partial liquidation or dissolution;

(iii)                     Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or equity interests or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or equity interests, other than any such transaction between the Company and a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction in the ordinary course of business and consistent with past practices;

(iv)                    Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or equity interests;

(v)                       Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or equity interests, or any securities convertible into shares of capital stock or equity interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or equity interests or any securities convertible into shares of capital stock or equity interests, or enter into other agreements or commitments of any character obligating it to issue any of the foregoing;

(vi)                    Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity or voting interest in or a portion of the assets of, or by any other similar manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets or rights outside the ordinary course of business or which are material to the business of the Company and its Subsidiaries;

(vii)                 Sell, lease, license, transfer, encumber or otherwise dispose of any properties, rights or assets, except (i) the sale, lease or disposition (other than through licensing) to third parties of inventory in the ordinary course of business and of tangible property or assets that are not material to the business of the Company and its Subsidiaries or (ii) non-exclusive licenses of current Company products in the ordinary course of business and consistent with past practices;

(viii)              Make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) loans or investments by the Company or a Subsidiary to or in the Company or a Subsidiary or (ii) employee loans or advances made in the ordinary course of business and consistent with past practices;

(ix)                      Except as required by GAAP as concurred in by its independent auditors, make any material change in its methods or principles of accounting since the date of the Company Balance Sheet;

(x)                         Make, change or rescind any material Tax election or accounting method, file any material amended Tax Return, enter into any agreement relating to Taxes, surrender any material right to claim for a Tax refund, settle or compromise any material income Tax liability or consent to any extension or waiver of any limitation period with respect to material Taxes, in each case, if such action could have an adverse effect on the Company or any Subsidiary in a Tax period (or portion thereof) that ends after the Closing Date;

(xi)                      Revalue any of its assets other than in the ordinary course of business and other than as required by GAAP;

(xii)                   Grant any exclusive rights with respect to any Company Intellectual Property other than in the ordinary course of business and consistent with past practices;

(xiii)                Enter into or renew any Contracts containing, or otherwise subject the Company or any Subsidiary following the Closing to, any non-competition, exclusivity or other material restrictions on the Company, any Subsidiary or any of their respective businesses, other than in the ordinary course of business and consistent with past practices;

(xiv)               Other than in the ordinary course of business and consistent with past practices, and except as otherwise contemplated by this Agreement, (A) enter into any Company Material Contract that is of the type enumerated in Sections 2.13(a)(v), (viii) or (ix), or (B) modify, terminate, amend or grant any waiver in respect of any material term of any Company Material Contract that is in effect as of the date hereof and that is of the type enumerated in Sections 2.13(a)(v), (viii) or (ix);

(xv)                  Take any action that would or is reasonably likely to result in any of the conditions to the sale and transfer of the Shares set forth in Article VI not being satisfied or that would impair the ability of Seller to consummate the transactions contemplated hereby in accordance with the terms hereof or materially delay such consummation;

(xvi)               Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person other than a Subsidiary, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person other than a Subsidiary, or enter into any arrangement having the economic effect of any of the foregoing, other than in the ordinary course of business and consistent with past practices;

(xvii)            Enter into any new (or amend any existing) Benefit Plan or any new (or amend any existing) employment or severance agreement, grant any general increase in the compensation of Employees (including any increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or grant any increase in the compensation payable, or to become payable, to any Employee, except in each case either in accordance with pre-existing contractual provisions or in the ordinary course of business and consistent with past practices;

(xviii)         (A)  Fail to diligently pursue any material right or claim of the Company or any of its Subsidiaries, including any material claims relating to the enforcement of the Company rights with respect to any Intellectual Property, (B) settle any pending or threatened Legal Proceedings, other than any Patent Claims or those Legal Proceedings set forth on Section 2.9 of the Seller Disclosure Letter, directly involving (1) any material restrictions upon any of its operations or material assets, or (2) the transactions contemplated by this Agreement and the Ancillary Agreements, (C) cancel any material liabilities owed to, or waive any material right or claim of, the Company or any Subsidiary, other than in the ordinary course of business and consistent with past practices, or (D) voluntarily allow the lapse of any of its material rights of ownership or use of any material Company Intellectual Property;

(xix)                 Deviate in any material respect from existing policies and procedures with respect to billing and collection services of the Company or its Subsidiaries, other than in the ordinary course of business and consistent with past practice;

(xx)                    Enter into any Contract that provides deferred revenue to be recorded by the Company or any Subsidiary for longer than a 12-month period after the date of such Contract; or

(xxi)                 Agree in writing or otherwise to take any of the actions described in (i) through (xx) above.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1                                 Acquisition Proposals.

Seller agrees that none of Seller, the Company nor any of its Subsidiaries, nor any of their respective officers and directors, shall, and that Seller shall use commercially reasonable efforts to cause each of Seller’s, the Company’s and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by Seller, the Company or its Subsidiaries) not to (and shall not authorize any of them to) directly or indirectly (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries with respect to, or the making, submission or announcement of, any offer or proposal for an Acquisition (as defined below) of the Company (an “Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, any Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, except as to the existence of these provisions, or (iv) enter into any letter of intent or similar document or any contract agreement or commitment contemplating any Acquisition Proposal or transaction contemplated thereby.  Seller, the Company and its Subsidiaries will cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and, promptly after the Closing, will request in writing the return or destruction of any confidential information provided to such third party, in accordance with the terms of any confidentiality agreement with such third party.  For purposes of this Section 5.1, “Acquisition” shall mean any of the following transactions (other than the transactions contemplated by this Agreement) (i) a merger, consolidation, business combination or similar transaction involving the Company or any Subsidiary, (ii) a sale or other disposition by the Company of all or a substantial part of the assets of the Company, or (iii) the acquisition by any Person or group, directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of any shares of capital stock or equity interests of the Company.

5.2                                 Confidentiality; Access to Information.

(a)                                  Confidentiality.

(i)                           The parties acknowledge that the Confidentiality Agreements have been previously executed and will continue in full force and effect in accordance with its terms, and each of Seller and Purchaser will hold, and will cause its respective directors, officers, employees, agents and advisors (including attorneys, accountants, consultants, bankers and financial advisors) to hold, any information regarding the other party confidential in accordance with the terms of the Confidentiality Agreement.

(ii)                        Each of the parties hereto shall (and shall cause their respective Affiliates to) keep confidential for a period of three (3) years from the date of initial disclosure all “Proprietary Information” (as defined in the Confidentiality Agreements, mutatis mutandis) obtained from the other party or its Affiliates or representatives (A) pursuant to the negotiation and execution of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, and (B) in connection with any matters set forth in Sections 5.4, 5.6 through 5.12 (inclusive) and Article VII, and shall, during such time, use reasonable efforts to protect the confidential nature of such Proprietary Information.

(iii)                     At the Closing, Seller shall assign to Purchaser, to the extent assignable, its rights under any confidentiality agreements between Seller and Persons other than the Purchaser or its Affiliates that were entered into in connection with, or relating to, a possible sale of the Company, any of its Subsidiaries or any of their respective businesses or assets, including, to the extent assignable, the right to enforce all terms of such confidentiality agreements.

(b)                                 Access to Information.  Seller shall, and shall cause the Company and the Subsidiaries to, afford Purchaser and Purchaser’s accountants, counsel, financial advisors, auditors, and other representatives reasonable access to the properties, books, records, personnel and independent auditors of the Company and its Subsidiaries (including the books, records, financial statements and personnel of Seller, but only to the extent related to the Company and its Subsidiaries) during the period prior to the Closing Date to obtain all information concerning their respective businesses, liabilities, obligations, assets and other rights, including the status of product development efforts, properties, results of operations and personnel for purposes of this Agreement and the Ancillary Agreements, as Purchaser may reasonably request.  Notwithstanding the foregoing, Seller, the Company and its Subsidiaries may restrict the foregoing access to the extent that (i) any Legal Requirement applicable to the Seller, the Company or any of its Subsidiaries requires such party to restrict or prohibit access to any such properties or information, (ii) such access would be in breach of any confidentiality obligation, commitment or provision by which the Seller, the Company or any of its Subsidiaries is bound or affected, which confidentiality obligation, commitment or provision shall be disclosed to Purchaser, provided that disclosure of such obligation, commitment or provision would not itself be the breach of an obligation or commitment to a third party, or (iii) such access would be reasonably likely to jeopardize any attorney-client privilege or other legal privilege.  In addition, any information obtained from the Seller, the Company or any of its Subsidiaries pursuant to the access contemplated by this Section 5.2(b) shall be subject to the Confidentiality Agreements.

5.3                                 Public Disclosure.  Without limiting any other provision of this Agreement, Seller and Purchaser will consult with each other before issuing, and provide each other the reasonable opportunity to review, comment upon and concur with, and agree on any press release or public statement with respect to this Agreement, any of the Ancillary Agreements and the transactions contemplated hereby and thereby, and will not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by law or any other applicable national or regional securities exchange or market.  The Seller shall use commercially reasonable efforts to cause the Company and its Subsidiaries to comply with the preceding sentence.  The parties shall agree upon the text of the joint press release announcing the execution of this Agreement.

5.4                                 Regulatory Filings; Reasonable Efforts.

(a)                                  Regulatory Filings.  Each of Seller and Purchaser shall coordinate and cooperate with one another and shall each use commercially reasonable efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all Legal Requirements, and, as promptly as practicable after the date hereof, each of Seller and Purchaser shall make (or cause to be made) all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any Governmental Entity in connection with the transactions contemplated hereby, including (i) Notification and Report Forms with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) as required by the HSR Act, (ii) any other filing necessary to obtain any Necessary Consent, (iii) filings under any other comparable pre-merger notification forms required by the merger notification or control laws of any applicable jurisdiction, and (iv) any filings required under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country, or any other Legal Requirement relating to the transactions contemplated by this Agreement.  Each of Seller and Purchaser will cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.4 to comply in all material respects with all applicable Legal Requirements.

(b)                                 Exchange of Information.  Seller and Purchaser each shall promptly supply the other with any information which may reasonably be required in order to effectuate any filings or application pursuant to Section 5.4.  Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreements and any joint defense agreement entered into between the parties or their counsel, each of the Seller and Purchaser shall consult with the other prior to taking a position with respect to any such filing, shall permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust or fair trade Legal Requirement), coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby; provided, however, that, with respect to any such filing, presentation or submission, each of Seller and Purchaser need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that (i) any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its subsidiaries to restrict or prohibit access to any such properties or information or (ii) such access would be in breach of any confidentiality obligation, commitment or provision by which the Seller, the Company or any of its Subsidiaries is bound or affected, which confidentiality obligation, commitment or provision shall be disclosed to Purchaser, provided that disclosure of such obligation, commitment or provision would not itself be the breach of an obligation or commitment to a third party.

(c)                                  Notification.  Each of Seller and Purchaser will notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto, (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements, and (iii) any litigation or administrative proceeding pending or, to its knowledge, threatened against such party which challenges the transactions contemplated by this Agreement or any of the Ancillary Agreements.  Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.4, Seller or Purchaser, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d)                                 Reasonable Efforts.  Upon the terms and subject to the conditions set forth herein, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Ancillary Agreements, including using commercially reasonable efforts to accomplish the following:  (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, including the Lenders’ Consent and the Necessary Consents (provided, that the parties will discuss in good faith procedures to pursue third party consents with respect to the transactions contemplated by this Agreement and the Ancillary Agreements) (it being understood that failure to obtain any one or more such consents, in and of itself, shall not constitute a failure by Seller or Purchaser to comply with any of its covenants herein or a failure of a condition to Closing hereunder), (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement, the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, and (v) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to carry out fully the purposes of, this Agreement and the Ancillary Agreements.  Promptly after the date hereof, Seller shall use commercially reasonable efforts to arrange a meeting between each of those Persons identified on Section 5.4(d)(i) of the Seller Disclosure Letter and representatives of the Company, Purchaser and Seller to introduce Purchaser to each such Person.  In the event Seller or the Company receives any written notice or communication from any of those Persons identified on Section 5.4(d)(ii) of the Seller Disclosure Letter relating to the transactions contemplated hereby, or notice of termination or threatened termination of any Company Material Contract with such Person, then Seller shall promptly, and in any event within two (2) business days after receipt thereof, furnish Purchaser with a copy of such notice or communication.

5.5                                 Notification of Certain Matters.

(a)                                  By Seller.  Seller shall give prompt notice to Purchaser of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Seller to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.5 will not limit or otherwise affect the remedies available hereunder to Purchaser or the representations, warranties or covenants of Seller or the conditions to the obligations of Purchaser.

(b)                                 By Purchaser.  Purchaser shall give prompt notice to Seller of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Purchaser to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.5(b) will not limit or otherwise affect the remedies available hereunder to Seller or the representations, warranties or covenants of Purchaser or the conditions to the obligations of Seller.

5.6                                 Employee Benefits.

(a)                                  General.  Following the Closing Date, Purchaser shall provide each participant in the Benefit Plans (including all dependents) (the “Company Participants”), for a period of at least one year from the Closing Date, benefits that are substantially comparable, in the aggregate, to those provided under the Benefit Plans as in effect as of the Closing Date.  If Purchaser provides such benefits under Purchaser’s employee benefit plans or arrangements, (x) each Company Participant shall be given service credit for eligibility to participate (provided that no retroactive contributions will be required) and eligibility for vesting under Purchaser employee benefit plans and arrangements with respect to his or her length of service with the Company (and its subsidiaries and predecessors) prior to the Closing Date, and (y) Purchaser shall cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any Purchaser employee benefit plans and arrangements to be waived (other than limitations or waiting periods that are already in effect with respect to such Company Participant and that have not been satisfied prior to the Closing Date) with respect to such Company Participants to the same extent waived or satisfied under comparable Benefit Plans and shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year which includes the Closing Date for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Purchaser employee benefit plans or arrangements in which they are eligible in the plan year which includes participate after the Closing Date.

(b)                                 401(k) Plan.  Notwithstanding anything to the contrary in this Agreement, Purchaser shall cause the Company to continue the Company’s 401(k) plan on substantially similar terms as are in existence at the Closing Date for at least one year following the Closing Date; provided, however, that the Company shall permit the retention or sale of any securities of Seller (shares or interests in Seller’s Class A Common Stock) in participants’ accounts as of the

Closing Date through such one-year anniversary but shall not permit the purchase of additional securities of Seller after the Closing Date.  During this period, Purchaser shall cause the Company to permit participants to elect to transfer funds from an investment in Seller’s securities to alternative investments offered in the Company’s 401(k) plan.  Seller shall continue to manage all aspects of Seller’s securities, including transacting participant exchanges in Seller’s securities on the quarterly trade cycle, provided, however, that Seller shall indemnify, save and hold harmless Purchaser and its affiliates (including, after the Closing, the Company and its Subsidiaries) for any Losses arising out of or related to the valuation by Seller of Seller’s securities.  On the date of Seller’s quarterly trade cycle immediately following the one-year anniversary of the Closing Date or at such later date as Purchaser (or the trustee of the 401(k) plan) and Seller shall agree, Purchaser (or the trustee of the 401(k) plan) shall cause participants in the Company’s 401(k) plan to offer for sale to Seller any Seller securities in participants’ accounts and shall use commercially reasonable efforts to continue using The Vanguard Group, Inc. as the plan administrator for the Company’s 401(k) plan.

(c)                                  Company Deferral Plans.  After Closing, Purchaser shall use commercially reasonable efforts to cause the Company to establish a deferral plan to permit Company employees to defer compensation, including amounts vested subsequent to Closing under the Company’s Employee Appreciation Plan.

(d)                                 Pension Plan Amendments.  Seller shall use commercially reasonable efforts to complete any non-discrimination testing applicable to all Pension Plans prior to the Closing, and Seller shall not cause or permit any amendments related to such Pension Plans to be adopted at any time earlier than ten (10) days prior to the anticipated Closing Date, unless such non-discrimination tests have been completed and Seller concludes, in its sole and absolute discretion, that such amendments are necessary in order to comply with applicable law.  Without the prior written consent of Purchaser, no such amendment to the Pension Plans shall (i) result in an increase in the “projected benefit obligations” of such plans of more than $1,500,000 or (ii) require any current cash contribution to the Pension Plan by the Company or any of its Subsidiaries.

5.7                                 Director’s and Officer’s Indemnification.

(a)                                  For the period of six (6) years following the Closing Date, Purchaser will cause the Company to indemnify and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Closing Date, an officer, director or employee of the Company or any of its Subsidiaries (the “Company Indemnified Parties”) against all Losses paid in settlement, in each case to the extent actually and reasonably incurred with the approval of the indemnifying party, which approval shall not be unreasonably withheld or delayed (the “Company Indemnified Liabilities”) of or in connection with any claim, action, suit, proceeding or investigation by reason of the fact that such Person is or was a director, officer or employee of the Company or any of its Subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Closing Date and whether asserted or claimed prior to, or at or after the Closing Date, including, without limitation, all Company Indemnified Liabilities based on, primarily arising out of, or primarily relating to this Agreement or the transactions contemplated hereby (to the extent that such Losses arose from or are related directly to this Agreement or the transactions contemplated hereby), in each case to the full extent a corporation is permitted by law to indemnify its own directors, officers and employees (the “Company Indemnified Proceedings”).  In the event any Company Indemnified Party is or becomes involved in any Company Indemnified Proceeding, Purchaser shall, or shall cause the Company to, pay expenses in advance of the final disposition of any such Company Indemnified Proceeding to each Company Indemnified Party to the full extent permitted by law upon receipt of any undertaking contemplated by Section 145 of the Delaware General Corporation Law (“DGCL”).  Without limiting the foregoing, in the event any such Company Indemnified Proceeding is brought against any Company Indemnified Party, (i) the Company Indemnified Party may retain counsel of its choosing which shall be reasonably satisfactory to the Purchaser and the Company, (ii) Purchaser shall, or shall cause the Company to, pay all reasonable and documented fees and expenses of one counsel for all of the Company Indemnified Parties with respect to each such Company Indemnified Proceeding unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Company Indemnified Parties, in which case Purchaser shall, or shall cause the Company to, pay the reasonable and documented fees of such additional counsel required by such conflict, promptly as statements therefor are received, and (iii) Purchaser will, and will cause the Company to, use commercially reasonable efforts to assist in the vigorous defense of any such matter; provided, however, that neither Purchaser nor the Company shall be liable for any settlement of any claim effected without its written consent, which consent shall not be unreasonably withheld or delayed.  Any Company Indemnified Party wishing to claim indemnification under this Section 5.7 upon becoming aware of any such Company Indemnified Proceeding shall promptly notify Purchaser and the Company (but the failure to so notify Purchaser or the Company shall not relieve Purchaser or the Company from any liability it may have under this Section 5.7 except to the extent such failure materially prejudices Purchaser or the Company), and shall deliver to Purchaser and the Company the undertaking contemplated by Section 145 of the DGCL.

(b)                                 For a period of six (6) years following the Closing Date, Purchaser will, and will cause the Company to, fulfill and honor in all respects the obligations of the Company pursuant to the indemnification agreements between the Company or any Subsidiary and the Indemnified Parties set forth in the Seller Disclosure Letter, subject to applicable law.  For a period of six (6) years following the Closing Date, the certificate of incorporation and bylaws of the Company will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the certificate of incorporation and bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of Indemnified Parties.

(c)                                  This Section 5.7 is intended to be for the benefit of, and shall be enforceable by the Indemnified Parties and their heirs and personal representatives and shall be binding on Purchaser and the Company and their respective successors and assigns.  In the event Purchaser or the Company or their respective successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor and assign of Purchaser or the Company, as the case may be, honor the obligations set forth with respect to Purchaser or the Company, as the case may be, in this Section 5.7.

(d)                                 Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights of the Company Indemnified Parties to directors’ and officers’ insurance claims under any policy of the Seller, the Company or any of their Affiliates in existence on or prior to the Closing Date, it being understood and agreed that the indemnification provided for in this Section 5.7 is not prior to or in substitution for any such claims under such policy.

(e)                                  Notwithstanding any provision of this Section 5.7 to the contrary, none of the Company, the Purchaser or any Affiliate of either shall be obligated to Seller pursuant to this Agreement to indemnify, or maintain insurance for the benefit of, any Company Indemnified Party in respect of any claim brought against any such Company Indemnified Party by the Seller or any Affiliate or stockholder of the Seller, solely in his or her capacity as a stockholder of Seller, with respect to matters occurring prior to the Closing Date.

5.8                                 Tax Covenants.

(a)                                  Seller shall prepare and file when due, or cause to be prepared and filed when due, all Tax Returns of the Company and any of its Subsidiaries or, in the case of consolidated income Tax Returns under federal, state or foreign law, that include the Company or any of its Subsidiaries, for all Tax periods ending on or prior to the Closing Date (a “Pre-Closing Tax Period”).  Purchaser shall cooperate with and assist, and shall cause the Company, its Subsidiaries and their respective officers, employees and representatives to cooperate with and assist, Seller with respect to the preparing and filing of Tax Returns for all Pre-Closing Tax Periods.  Seller shall prepare such Tax Returns by treating items on such Tax Returns in a manner consistent with past practice with respect to such items, unless otherwise required by a Legal Requirement.

(b)                                 Purchaser shall (or shall cause the Company to) prepare and file when due, or cause to be prepared and filed when due, all Tax Returns required to be filed by the Company and any of its Subsidiaries relating to any taxable period that begins before, and ends after, the Closing Date (a “Straddle Period”) and the Company shall remit (or cause to be remitted) any Taxes due in respect of such Tax Returns. Purchaser shall provide Seller with a written notice of the amount owed by Seller pursuant to Section 7.8(a) with respect to the taxable periods covered by such Tax Returns 15 days before such Taxes are due and Seller shall remit to Purchaser (or the Company) such amount no later than five (5) days before such Taxes are due and shall promptly provide Seller with copies of all such Tax Returns.

(c)                                  In connection with the preparation of Tax Returns, audit examinations, and any administrative or judicial proceedings relating to the Tax liabilities imposed on the Seller, the Purchaser, the Company or the Subsidiaries for all Pre-Closing Tax Periods and the Straddle Period, the Purchaser, the Company and the Subsidiaries on the one hand, and the Seller on the other hand, shall cooperate fully with each other, including, but not limited to, during normal business hours, the furnishing or making available of records, personnel (as reasonably required and at no cost to the other party), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Taxing Authorities as to the imposition of Taxes.  The Seller, the Purchaser, the Company and the Subsidiaries shall retain all Tax Returns, schedules and work papers and all material records or other documents relating to all Tax matters pertinent to the Company and the Subsidiaries relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations of the Tax periods to which such Tax Returns and other documents relate, without regard to extension, except to the extent notified by another party in writing of such extensions for the respective Tax periods.  The Seller, on the one hand, and each of the Purchaser, the Company and the Subsidiaries, on the other hand, shall give the other party reasonable written notice prior to destroying or discarding any such books or records and, if the other party so requests, the other party shall take possession of such books and records.

(d)                                 Seller shall cause all Tax sharing agreements, Tax indemnity agreements or similar arrangements between the Company and Seller or any of their Affiliates to be terminated, effective as of immediately before the Closing, to the extent that any such agreement related to the Company or any of its Subsidiaries and after the Closing, neither the Company nor any of its Subsidiaries shall have any obligation under any such agreement or arrangement.

(e)                                  Within sixty (60) days after Seller has prepared the Tax Returns described in Section 5.8(a), Seller shall transfer to the Company copies of all Tax Returns and Tax books and records that relate to the Company and the Subsidiaries and which are in the possession of the Seller or any of its Affiliates.

(f)                                    Seller shall not report on its U.S. federal income Tax Return for the taxable year that includes the Closing Date any tax credits described in Section 1.3(e) or take any other action that is inconsistent with Purchaser, the Company or any Subsidiary claiming any such tax credits on any Tax Return for any taxable period (or portion thereof) ending after the Closing Date.

(g)                                 Seller shall deliver to Purchaser at the Closing (i) a duly executed certificate of non-foreign status that satisfies the requirements of Treasury Regulation Section 1.1445-2(b)(2) and (ii) a duly executed IRS Form W-9.

(h)                                 Purchaser shall not make, and shall not permit the Company to make, an election under Section 338(g) of the Code or any corresponding elections under state, local, or foreign Tax law, with respect to the transactions contemplated under this Agreement.

(i)                                     Purchaser shall not make, and shall not permit the Company to make, an amended Tax Return filing for any taxable period ending on or before the Closing Date without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed, if such amended Tax Return would have a material adverse effect on Seller.

5.9                                 Transition Services.

Prior to the Closing, Seller and Purchaser shall enter into a Transition Services Agreement in substantially the form attached hereto as Exhibit A (the “Transition Services Agreement”).  Except as set forth in the Transition Services Agreement, or as otherwise agreed to in writing by Seller and Purchaser, all tax, information technologies, insurance, employee benefits, treasury and other products and services provided to the Company or its Subsidiaries by Seller or any Affiliate of Seller, including any agreements or understanding (written or oral) with respect thereto, shall terminate simultaneously with the Closing without any further action or liability on the part of the parties thereto; provided, however, that if Purchaser desires additional transition services currently provided by the Seller or any Affiliate of Seller but not described in the Transition Services Agreement, Purchaser and Seller shall use commercially reasonable efforts to agree upon the terms (including scope, duration and cost) to provide such services.  Except as set forth in the Transition Services Agreement, in the absence of any other written agreement, the provision of any services (similar to those contemplated by the preceding sentence) by Seller to the Company or its Subsidiaries from and after the Closing shall be for the convenience, and at the expense of, the Purchaser only and shall be furnished without any liability on the part of Seller with respect thereto.

5.10                           Release of Guaranties; Assumptions of Letters of Credit; Transfer of Equipment Leases.

(a)                                  Prior to Closing, Seller shall use commercially reasonable efforts to be relieved of its guaranty and lease payment obligations set forth in Section 5.10(a) of the Seller Disclosure Letter (the “Scheduled Guaranties”).  Purchaser shall cooperate with Seller in removing Seller’s obligations arising under or relating to the Scheduled Guaranties, including, if necessary, assuming the Scheduled Guaranties or providing substitute guaranties therefor (to the extent permitted by the current beneficiaries of such Scheduled Guaranties).

(b)                                 After the Closing, (i) Purchaser and Seller shall cooperate in removing any remaining obligations, of any nature whatsoever, that Seller or any Affiliate of Seller has to guaranty the performance or obligations of the Company or its Subsidiaries after the Closing Date including, without limitation, any Scheduled Guaranties in existence as of the Closing, contract-performance bonds, completion bonds, surety bonds or other bonds posted to secure the performance, completion or other obligation of the Company or its Subsidiaries under any Contract (the “Remaining Guaranties”) and (ii) Purchaser shall assume the Remaining Guaranties or provide substitute guaranties therefor (to the extent permitted by the current beneficiaries of such Remaining Guaranties).  Notwithstanding the foregoing, the Company and Purchaser shall have no obligations under this Section 5.10(b) (and only this Section 5.10(b)) with respect to a given Remaining Guaranty if any action required under this Section 5.10(b) would (i) materially increase the Company’s costs in respect of any related project or Contract, unless Seller has agreed in writing to reimburse the Company for such expense, or (ii) cause the Company to default under any related Contract.  The Company shall pay any fees incurred in the renewal after the Closing Date of any such letters of credit or bonds securing obligations of the Company or any of its Subsidiaries and for which Seller or any Affiliate (other than the Company or its Subsidiaries) is then liable.  Purchaser shall, and shall cause the Company to, keep Seller reasonably informed of the status of the Company’s efforts to obtain such releases.

(c)                                  Promptly after the Closing, and, in any event, within ninety (90) days from the Closing, Purchaser shall cause the Company to establish a credit facility and shall, under such facility, take assignment of, assume or replace the obligations arising under the letters of credit set forth in Section 5.10(c) of the Seller Disclosure Letter.

(d)                                 Promptly after the Closing, and, in any event, within ninety (90) days from the Closing, Seller and Purchaser shall cooperate to effect the transfer to the Company of the equipment leases set forth in Section 5.10(d) of the Seller Disclosure Letter.  In the event that any equipment lease cannot be so transferred, Purchaser shall cause the Company to reimburse Seller for the payments under such lease.

5.11                           Other Matters.

(a)                                  After the Closing, Purchaser shall, and shall cause the Company and its Subsidiaries to take the following actions:

(i)                           Fully cooperate with Seller in connection with Seller’s defense of the Tax audits and investigations set forth in Section 1.3(c) of the Seller Disclosure Letter, in each case including (i) maintaining relevant books and records of the Company and its Subsidiaries and other data, in each case as reasonably required for prosecution and/or defense of such claims, (ii) permitting Seller or its agents, at Seller’s expense, during regular business hours and after provision of reasonable advance notice, to inspect and make copies of such records for the sole purpose of prosecuting and/or defending such claims (it being understood that such copies shall be subject to Section 5.2(a)(ii) hereto), and (iii) making available, at Seller’s expense, employees, contractors and other agents of the Company and its Subsidiaries for the giving of interviews, depositions and other testimony, as reasonably needed, in connection with Seller prosecution and/or defense of such claims; and

(ii)                        Use commercially reasonable efforts to diligently prosecute the Patent Claims, including, without limitation, the actions, or potential actions, against the parties identified on Section 5.11(a)(ii) of the Seller Disclosure Letter.  In prosecuting the Patent Claims, Purchaser shall cause the Company to provide Seller with timely written reports of material developments in any of the pending Patent Claims, including providing written notice within five (5) business days following the institution of litigation or arbitration proceedings or the settlement of any Patent Claim.  Additionally, Purchaser shall cause the Company to provide a written report once every six months (due each June 30 and December 31, commencing June 30, 2005) summarizing all pending Patent Claims and all actions taken with respect to such claims in the prior six-month period against the third parties identified in Section 5.11(a)(ii) of the Seller Disclosure Letter.  Seller shall pay, on a quarterly basis, fifty percent (50%) of the Company’s out-of pocket costs and expenses incurred by the Company after the Closing Date in connection with prosecuting the Patent Claims; provided that Purchaser or the Company shall have provided reasonable supporting documentation in writing to Seller.  If Purchaser and the Company make a reasonable determination, acting in good faith, not to prosecute for Prudent Business Reasons one or more of the Patent Claims set forth on Section 5.11(a)(ii) of the Seller Disclosure Letter, Purchaser and the Company shall, within five (5) business days, provide Seller with written notification of such determination, including providing a description in reasonable detail of the basis for such determination.  “Prudent Business Reasons” shall include, but not be limited to, Purchaser’s good faith judgment that the out-of-pocket costs and/or any profit or other value anticipated to be lost from prosecuting any such Patent Claims exceeds the estimated value of any settlement, judgment or other recovery reasonably expected to be derived therefrom.  Notwithstanding the foregoing, “Prudent Business Reasons” shall in no event include consideration of any benefits (financial or otherwise) derived or costs incurred by any affiliate of any shareholder of Purchaser (other than the Company and its Subsidiaries) arising out of or relating to the prosecution of any Patent Claims.

(b)                                 Purchaser and Seller shall reasonably cooperate, and shall cause their respective Affiliates, officers, agents, employees and other representatives to reasonably cooperate in connection with responding to any investigation or report ongoing after the Closing Date, including any investigation relating to environmental or tax matters, initiated or undertaken by any Governmental Entity.

(c)                                  Seller shall, for a period of two years from the Closing Date, maintain relevant books and records materially relating to the Company or its Subsidiaries and shall permit the Company or its agents, at the Company’s expense, during regular business hours and after provision of reasonable advance notice, to inspect and make copies of such records as reasonably needed in connection with operation of the Company’s business.

5.12                           Financing.

(a)                                  Purchaser agrees to use its reasonable best efforts to obtain the Debt Financing prior to the Closing Date and on substantially the terms set forth in the Commitment Letter, to keep the Seller reasonably informed on the status of its efforts to obtain the Debt Financing and to not permit any amendment or modification to the Commitment Letter that would reasonably be expected to materially hinder or delay the receipt of the Debt Financing upon the terms set forth in the Commitment Letter as of the date hereof without the prior written consent of the Company (not to be unreasonably withheld or delayed).

(b)                                 Seller will cause the Company, its Subsidiaries and the respective officers, employees, accountants, attorneys and advisers of the Company and its Subsidiaries, in each case, to provide reasonable and customary cooperation in connection with the arrangement of the Debt Financing and any other financing to be consummated contemporaneously with the Closing in respect of the transactions contemplated by this Agreement, including (i) participation in meetings, due diligence sessions and road shows, (ii) the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, and (iii) the execution and delivery of any commitment or financing letters, underwriting, purchase or placement agreements, pledge and security documents, other definitive financing documents, or other requested certificates or documents as may be reasonably requested by Purchaser; provided, however that the terms and conditions of such financing may not require the payment of any commitment or other fees by the Company or any of its Subsidiaries, or the incurrence of any liabilities by the Company or any of its Subsidiaries prior to the Closing.

(c)                                  In order to provide financial statements necessary to consummate the Debt Financing, Seller shall use commercially reasonable efforts to, or to cause the Company to: (i) prepare and deliver to Purchaser financial statements in accordance with GAAP for the nine month periods ended October 31, 2004 and 2003 (the “October Financial Statements”), (ii) cause the Company’s independent public accountants to (x) perform the procedures specified by the American Institute of Certified Public Accountants for a review of financial information as described in SAS 100, Interim Financial Information, with respect to the October Financial Statements (or, if requested by the Purchaser, the unaudited Financial Statements) and (y) prepare and deliver to the underwriters any customary comfort letters reasonably requested by Purchaser, (iii) obtain the consent of Seller’s independent public accountants, when required, with respect to the audited Financial Statements, at Purchaser’s expense, so that the audited

Financial Statements can be used in Rule 144A offering memoranda issued by Purchaser or one of its affiliates, and (iv) cooperate with Purchaser so Purchaser can obtain information sufficient for Purchaser to comply with the requirements for the Management’s Discussion and Analysis portion of any Rule 144A offering memoranda (in conformity with SEC rules).

ARTICLE VI

CONDITIONS PRECEDENT TO THE PARTIES’ PERFORMANCE

6.1                                 Conditions to the Performance of Each Party.  The respective obligations of each party to this Agreement to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)                                  No Order.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which (i) is in effect and (ii) has the effect of making the transactions contemplated hereby illegal.

(b)                                 Antitrust Approvals; Necessary Consents. The waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby shall have expired or terminated early, all foreign antitrust approvals listed in Section 6.1(b) of the Seller Disclosure Letter shall have been obtained and the Necessary Consents shall have been obtained.

6.2                                 Additional Conditions to the Obligations of Seller.  The obligation of Seller to consummate and effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Seller:

(a)                                  Representations and Warranties.  The representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects (except for such representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties that address matters only as of a particular date shall have been true and correct only on such date).  Seller shall have received a certificate with respect to the foregoing signed on behalf of Purchaser by an authorized executive officer of Purchaser.

(b)                                 Agreements and Covenants.  Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.  Seller shall have received a certificate with respect to the foregoing signed on behalf of Purchaser by an authorized executive officer of Purchaser.

(c)                                  Transition Services Agreement.  Purchaser shall have executed and delivered to Seller the Transition Services Agreement.

(d)                                 Directors’ and Officers’ Liability Insurance.  Purchaser shall have presented documentation that it has obtained, or caused the Company to obtain effective as of the Closing, at the sole cost and expense of the Purchaser or, after the Closing, the Company, liability insurance for the benefit of all past and present directors and officers of the Company covering matters occurring prior to the Closing Date.  Such insurance policy shall have policy limits of at least twenty-five million dollars ($25,000,000) per incident, be fully paid, and shall remain in force and be non-cancelable for a period of 6 years from the Closing Date, with other coverage terms and deductibles comparable to the coverage provided to the Company’s directors and officers as of the date of this Agreement; provided, however, that Purchaser shall not be required to cause to be maintained such liability insurance policies to the extent the aggregate cost of maintaining such policies exceeds four hundred thousand dollars ($400,000), in which case the Purchaser shall only be required to cause to be maintained a liability insurance policy with the greatest policy limits then reasonably available at such cost.

(e)                                  Lenders’ Consent. Seller shall have obtained the prior written consent of J.P. Morgan Chase Bank under that certain (i) Credit Agreement (Multi-Year Facility), dated as of July 28, 2004, among Seller and J.P. Morgan Chase Bank, as Administrative Agent, Citicorp USA, Inc., as Syndication Agent, Morgan Stanley Bank, Wachovia Bank, N.A., The Royal Bank of Scotland PLC, as Co-Documentation Agents, and the Lenders party thereto, and (ii) Amended and Restated Credit Agreement (Multi-Year Facility), dated as of July 28, 2004, among Seller and J.P. Morgan Chase Bank, as Administrative Agent, Citicorp USA, Inc., as Syndication Agent, Morgan Stanley Bank, Wachovia Bank, N.A., The Royal Bank of Scotland PLC, as Co-Documentation Agents and the Lenders party thereto (the “Lenders’ Consent”).

6.3                                 Additional Conditions to the Obligations of Purchaser.  The obligations of Purchaser to consummate and complete the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Purchaser:

(a)                                  Representations and Warranties.  The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects (except for such representations and warranties qualified by materiality, which shall be true and correct in all respects) on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties that address matters only as of a particular date shall have been true and correct only on such date).  Purchaser shall have received a certificate with respect to the foregoing signed on behalf of Seller by an authorized executive officer of Seller.

(b)                                 Agreements and Covenants.  Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.  Purchaser shall have received a certificate to such effect signed on behalf of Seller by an authorized executive officer of Seller.

(c)                                  Transition Services Agreement.  Seller shall have executed and delivered to Purchaser the Transition Services Agreement.

(d)                                 Resignations of Certain Directors.  Seller shall have delivered to Purchaser executed resignations of each of the directors of the Company and each Subsidiary other than those directors of the Company and each Subsidiary who are employees of the Company.

(e)                                  Corporate Records.  Seller shall have delivered to Purchaser (i) a certificate or certificates representing the Shares, together with a stock power or stock powers duly executed in blank, and (ii) all of the other minute books and stock ledgers and certificates for the Company and each Subsidiary, except to the extent that any of the foregoing in this clause (ii) are in the possession of Company or the Subsidiaries.

(f)                                    Noncompetition Agreement.  Seller shall have executed and delivered to Purchaser a Noncompetition Agreement in the form attached hereto as Exhibit B (the “Noncompetition Agreement”).

(g)                                 Debt Financing.  The conditions of the Debt Financing as set forth in the Commitment Letter shall have been satisfied in full or waived, and the Debt Financing shall have been provided or made available to the Company and/or Purchaser on the terms set forth in the Commitment Letter (and, to the extent such terms are not set forth in the Commitment Letter, on terms that are reasonably satisfactory to Purchaser).

(h)                                 No Material Adverse Change. There shall have been no change, event or effect that shall have occurred that has had or, or that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect of the Company.

ARTICLE VII

INDEMNIFICATION

7.1                                 Survival of Representations and Warranties.  All representations and warranties of the parties contained in Article II or III of this Agreement or in any compliance certificate delivered pursuant to Sections 6.2(a) or 6.3(a) shall survive until fifteen (15) months after the Closing Date; provided, however, that the representations and warranties contained in (i) Section 2.6 (Taxes) of this Agreement shall survive the Closing until thirty (30) days after the expiration of the applicable statute of limitations applicable to the matters covered thereby (giving effect to any waiver, mitigation or extension thereof), (ii) Sections 2.10 (Employee Benefits Plans) and 2.12 (Environmental Matters) of this Agreement shall survive until the third anniversary of the Closing Date, (iii) Section 2.7 (Intellectual Property) shall survive until the second anniversary of the Closing Date, and (iv) Sections 2.1(a) (Organization; Standing and Power), 2.1(c) (Subsidiaries), 2.2 (Capital Structure), 2.3(a) (Authority), 3.1(a) (Organization; Standing and Power) and 3.2(a) (Authority) shall survive the Closing indefinitely (the “Indefinitely Surviving Representations”). The termination of representations and warranties provided herein shall not affect the rights of any Indemnified Party in respect of any claim made by such indemnified party in a Claim Notice received by the other party pursuant to and in compliance with the provisions of this Article VII prior to the expiration date specified above. All covenants and agreements that by their terms are to performed after the Closing shall expire upon the completion of performance or waiver thereof.

7.2                                 Indemnification by Seller.  Subject in all cases to the limitations set forth in this Article VII (including, without limitation, the limitations set forth in Section 7.6), notwithstanding any investigation or inquiry by Purchaser or any of its representatives or affiliates, Seller shall indemnify, save and hold harmless Purchaser and its Affiliates (including, after the Closing, the Company and the Subsidiaries) and their respective directors, officers, employees, shareholders, agents and representatives (collectively, the “Purchaser Indemnified Parties”) from and against and in respect of all claims, costs, liabilities, obligations, fines, penalties, awards, damages, losses and expenses (including reasonable attorney’s fees and expenses) (“Losses”) arising out of or resulting from any:

(a)                                  breach of, or inaccuracy in, any representation or warranty contained in Article II of this Agreement (other than those representations and warranties set forth in Section 2.6, which shall be governed by Section 7.8) or the compliance certificate delivered by Seller pursuant to Section 6.3(a),

(b)                                 breach or failure to perform by Seller of any covenant, agreement or obligation of Seller contained in this Agreement,

(c)                                  liabilities for Taxes described in Section 7.8(a) below,

(d)                                 matters described in Section 7.2(d) of the Seller Disclosure Letter (the “Excluded Claims”), and

(e)                                  Losses arising out of, or relating to, any Claim initiated by or on behalf of any stockholder of Seller, solely in his or her capacity as a stockholder of Seller, against a Company Indemnified Party.

7.3                                 Indemnification by Purchaser.  Subject in all cases to the limitations set forth in this Article VII (including, without limitation, the limitations set forth in Section 7.6), Purchaser shall indemnify, save and hold harmless Seller and its Affiliates and their respective directors, officers, employees, shareholders, agents and representatives (collectively, the “Seller Indemnified Parties”) from and against and in respect of all Losses arising out of or resulting from any:

(a)                                  breach of, or inaccuracy in, any representation or warranty contained in Article III of this Agreement or the compliance certificate delivered by Purchaser pursuant to Section 6.2(a),

(b)                                 breach or failure to perform by Purchaser of any covenant, agreement or obligation of Purchaser contained in this Agreement,

(c)                                  liabilities for Taxes described in Section 7.8(b) below,

(d)                                 obligations of Seller or its Affiliates under the Remaining Guaranties, and

(e)                                  insurance deductibles or retentions paid by or on behalf of Seller after the Closing Date in connection with claims having a date of occurrence prior to the Closing Date and reported by or on behalf of the Company or any of the Subsidiaries under insurance policies maintained by Seller, including, without limitation, general liability, automobile liability and worker’s compensation.

7.4                                 Procedure for Claims Between Parties.  If a claim for Losses is to be made by a Person entitled to indemnification hereunder (an “Indemnified Party”), the Indemnified Party shall give written notice (a “Claim Notice”) to the party required to provide such indemnification (the “Indemnifying Party”) as soon as practicable (and in any event within five (5) business days) after the Indemnified Party becomes aware that a particular fact, condition or event may give rise to Losses for which indemnification may be sought under this Article VII, other than with respect to Losses related to Taxes (which shall be governed by Section 7.8 below).  Any failure to submit any such Claim Notice in a timely manner to the Indemnifying Party shall not relieve the Indemnifying Party of any liability hereunder, except to the extent (and only to the extent) the Indemnifying Party is actually prejudiced by such failure.  Each Claim Notice shall set forth (i) the specific representation, warranty or covenant alleged to have been breached, (ii) the nature and amount of the claim asserted, together with sufficient facts relating thereto, to the extent known by the Indemnified Party, so that the Indemnifying Party may reasonably evaluate such claim, and (iii) a calculation or good faith estimate, if such can be reasonably calculated, of the aggregate Losses to which the Indemnified Party believes it is entitled in connection with the claim.  If the Indemnifying Party, within twenty (20) business days after receipt of the Claim Notice (the “Notice Period”), does not give written notice to the Indemnified Party or parties announcing its intent to contest such claim, the claim shall be deemed accepted and the Indemnifying Party shall, within ten (10) business days after expiration of the Notice Period, deliver to the Indemnified Party the amount of Losses set forth in the Claim Notice.  In the event, however, that the Indemnifying Party or parties contest the assertion of a claim by giving such written notice to the Indemnified Party within the Notice Period, then the parties shall act in good faith to reach agreement regarding such claim.  If the parties are unable to reach agreement regarding any such claim, the resolution of such claim shall be determined in a court proceeding conducted in accordance with the procedures set forth in Section 9.7(b).

7.5                                 Defense of Third Party Claims.  Other than Tax Claims (which shall be governed by Section 7.8), if any lawsuit or enforcement action is filed against any Indemnified Party by a third party, written notice thereof will be given to the Indemnifying Party as promptly as practicable (and in any event within five (5) business days after the service of the citation or summons).  The failure of any Indemnified Party to give timely notice hereunder will not affect rights to indemnification hereunder, except to the extent (and only to the extent) that the Indemnifying Party is actually materially prejudiced by such failure.  After such notice, the Indemnifying Party will be entitled, if it so elects, at its own cost, risk and expense (i) to take control of the defense and investigation of such lawsuit or action, (ii) to employ and engage attorneys of its own choice to handle and defend the same unless the named parties to such action or proceeding include both the Indemnifying Party and the Indemnified Party and the Indemnified Party has been advised in writing by counsel that there may be one or more legal defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party, in which event the Indemnified Party will be entitled, at the Indemnifying Party’s cost, risk and expense, to separate counsel of its own choosing, and (iii) to compromise or settle such claim, provided such compromise or settlement provides solely a monetary settlement with an unconditional release of the Indemnified Party and does not include an admission of liability.  The Indemnified Party will cooperate with the Indemnifying Party and its attorneys in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom which cooperation will include, to the extent reasonably requested by the Indemnifying party, the retention, and the provision to the Indemnifying Party, of records and information reasonably relevant to such third-party claim, and making employees of the Indemnified Party and its affiliates available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder.  The Indemnified Party shall have the right but not the obligation to participate at its own expense in the defense thereof by counsel of the Indemnified Party’s choice. The parties will cooperate with each other in any notifications to insurers.  If the Indemnifying Party fails to assume the defense of such claim within fifteen (15) calendar days after receipt of the Claim Notice, the Indemnified Party against which claim has been asserted will (upon delivering notice to such effect to the Indemnifying Party) have the right to undertake, at the Indemnifying Party’s cost, risk and expense, the defense, compromise or settlement of such claim on behalf of and for the account and risk of the Indemnifying Party; provided, however, that such claim will not be compromised or settled without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.  If the Indemnified Party assumes the defense of the claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.  The Indemnifying Party will be liable for any settlement of any action effected pursuant to and in accordance with this Section 7.5 and any final judgment (subject to any right of appeal), and the Indemnifying Party will indemnify and hold harmless the Indemnified Party from and against any Losses by reason of any such settlement or judgment.  No Indemnified Party will take any action the purpose of which is to prejudice the defense of any claim subject to indemnification hereunder. Notwithstanding the foregoing, an Indemnified Party shall have the right to jointly control the defense of any claim subject to indemnification hereunder in the event the potential Losses with respect to such Third Party Claim, when aggregated with all other satisfied or pending Losses subject to indemnification pursuant to Section 7.2(i) hereof, exceed the limits set forth in Section 7.6(a), provided, however, that in such case, neither the Indemnifying Party nor the Indemnified Party may compromise or settle such claims without the prior written consent of the other party, which consent shall not be unreasonably withheld.

(b)                                 Notwithstanding anything in this Agreement to the contrary, with respect to the defense of the Tax audits and investigations set forth in Section 1.3(c) of the Seller Disclosure Letter and the defense and prosecution of the TSA Litigation after the Closing Date, (i) Seller shall control the defense and/or prosecution of such matters at Seller’s own cost, risk and expense, (ii) Seller shall employ and engage attorneys and any other advisers of its own choice to handle and defend the same, (iii) Seller shall be entitled, except as provided in the following sentence, to compromise or settle such matters in its sole discretion, and (iv) Purchaser shall reasonably cooperate and cause the Company to cooperate with Seller, in the same manner as set forth in Section 7.5(a).  Purchaser shall cause the Company to provide, at the cost and expense of the Company, up to 200 hours of Company employee assistance in the TSA Litigation in any given calendar quarter, including up to 20 hours of assistance per calendar quarter from each of the Company’s Chief Executive Officer and Chief Financial Officer, but not to exceed 500 aggregate hours of employee assistance in any calendar year, all of which assistance will be at the cost and expense of the Company.  Any additional assistance required beyond the hourly limits in the preceding sentence shall be paid for by Seller at hourly rates based on the base salaries of each employee. Seller shall not compromise or settle any Tax audit without the prior written consent of Purchaser if such compromise or settlement could adversely affect the Purchaser or its Affiliates (including, after the Closing Date, the Company and the Subsidiaries), such consent not to be unreasonably withheld.

7.6                                 Limitations.

(a)                                  The Purchaser Indemnified Parties shall not be entitled to recover for any Losses pursuant to Section 7.2(a) hereunder, unless (i) each of such Losses exceeds Fifty Thousand Dollars ($50,000) (the “Minimum Amount”) and (ii) all such Losses (excluding Losses individually less than the Minimum Amount) in the aggregate exceed Six Million Seven Hundred Fifty Thousand Dollars ($6,750,000) (the “Purchaser Deductible Amount”), at which time Purchaser shall be entitled to be indemnified and compensated thereafter for all Losses (excluding Losses less than the Minimum Amount) in excess of the Purchaser Deductible Amount.  Solely for purposes of determining the amount of Losses for which the Purchaser Indemnified Parties are entitled to be indemnified by Seller pursuant to Section 7.2 for a breach of, or inaccuracy in, any representation or warranty (including for determining whether a breach of a representation or warranty has occurred or an inaccuracy of any representation or warranty exists), any materiality or Material Adverse Effect standard contained in the applicable representation or warranty shall be disregarded.  Absent fraud, in no event shall Seller’s actual cumulative liability for Losses pursuant to Section 7.2, excluding Losses relating to the Excluded Claims or Taxes, exceed Two Hundred Two Million, Five Hundred Thousand Dollars ($202,500,000). In no event shall Seller’s actual cumulative liability for all Losses hereunder, including liability for Losses relating to the Excluded Claims and Taxes, exceed the Purchase Price. Each Loss or right of indemnification under Section 7.8 for which any Purchaser Indemnified Party is entitled to recovery shall be reduced by (i) the amount of any insurance proceeds actually received by such Purchaser Indemnified Party (net of costs and expenses of collection) with respect to such Loss or right of indemnification and (ii) any indemnity, contribution or other similar payment that such Purchaser Indemnified Party received from any third party with respect to such Loss or right of indemnification. If Purchaser received any payment from Seller in respect of any Losses pursuant to Section 7.2 and Purchaser could have recovered all or part of such Losses from a third party (a “Potential Contributor”) based on the underlying Claim (other than for Taxes), at the written request of the Seller, Purchaser shall, to the extent permitted by applicable Legal Requirement and any contractual provision, assign such of its rights to proceed against the Potential Contributor as are necessary to permit Seller to recover from the Potential Contributor the amount of such payment.

(b)                                 In determining the amount of Losses for which any Seller Indemnified Party is entitled to be indemnified by Purchaser pursuant to Section 7.3 for a breach of, or inaccuracy in, any representation or warranty (including for determining whether a breach of a representation or warranty has occurred or an inaccuracy of any representation or warranty exists), any materiality standard contained in the applicable representation or warranty shall be disregarded. Each Loss or right of indemnification pursuant to Section 7.8 for which any Seller Indemnified Party is entitled to recovery shall be reduced by (i) the amount of any insurance proceeds actually received by such Seller Indemnified Party (net of costs and expenses of collection) with respect to such Loss or right of indemnification and (ii) any indemnity, contribution or other similar payment that such Seller Indemnified Party received from any third part with respect to such Loss or right of indemnification.

(c)                                  Notwithstanding any other provision of this Agreement to the contrary, in no event shall Losses include a party’s incidental or consequential damages or special or punitive damages to such party.

7.7                                 No Duplication; Exclusive Remedy.  Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.  Seller and Purchaser agree that, after the Closing, their sole remedy with respect to any and all claims arising in connection with the transactions contemplated by this Agreement (other than with respect to fraud or willful breach or as specifically set forth in the Ancillary Agreements) shall be pursuant to the indemnification provisions set forth in this Article VII.

7.8                                 Tax Claims.

(a)                                  Seller Tax Indemnity.  Seller shall indemnify and hold Purchaser Indemnified Parties harmless from and against Losses arising out of or relating to the following, but only to the extent such Losses exceed the related reserve, if any, set forth on Section 7.8(a) of the Seller Disclosure Letter:

(i)                           any Loss incurred by reason of a breach of the representations set forth in Section 2.6;

(ii)                        Taxes of any member of a consolidated, combined or unitary group of which the Company or any Subsidiary is or was a member on or prior to the Closing Date by reason of the liability of the Company or any Subsidiary pursuant to Treasury Regulations section 1.1502-6(a) (or any analogous or similar state, local or foreign law or regulation);

(iii)                     Taxes imposed on the Company or any Subsidiary for any periods ending on or before the Closing Date (or any portion of any period up through the Closing Date to the extent any period does not close on such date);

(iv)                    the disallowance, in whole or in part, of the use of the tax credits (other than as a result of there being insufficient tax to use the credits) described in Section 1.3(e) by Purchaser or any of its Affiliates (including the Company and the Subsidiaries) in any taxable period beginning after the Closing Date, but only in the ratio that the amount of such credits were paid to Seller as Additional Purchase Price; and

(v)                       the recovery by a Tax authority, in whole or in part, of any refund described in Section 1.3(f) from Purchaser or any of its Affiliates (including the Company and the Subsidiaries) previously paid to Seller, but only in the proportion that the refund was paid to Seller as Additional Purchase Price, and, with respect of the New Jersey Business Employment Incentive Program regardless of whether such Loss resulted from any action taken by the Purchaser or its Affiliates (including the Company and the Subsidiaries) after the Closing Date.

For purposes of this Section 7.8(a), (i) reserves set forth on Section 7.8(a) of the Seller Disclosure Letter shall be taken into account only after such reserves have been reduced by the amount of any payment made to Seller pursuant to Section 1.3 and (ii) no reserves set forth in Section 7.8(a) of the Seller Disclosure Letter shall be taken into account for purposes of Sections 7.8(a)(iv) and 7.8(a)(v). Any Losses incurred shall be reduced by the amount of any Tax savings, whenever realized, arising from any increased deductions, losses or credits, whenever realized, or by decreases in income, gains or recapture of Tax credits. If any payment made pursuant to this Section 7.8(a) is required by any relevant Tax authority to be treated in a manner different from the treatment described in Section 7.9, then any such payment shall be increased by the Tax liability resulting or arising from the receipt of such payment (including any payment made pursuant to this sentence). The indemnity set forth in this Section 7.8(a) shall survive until the expiration of the statute of limitations applicable to the matters covered hereby (giving effect to any waiver, mitigation or extension thereof).

(b)                                 Purchaser Tax Indemnity. Purchaser shall indemnify and hold Seller and its Affiliates harmless from and against Taxes imposed on the Company or any Subsidiary for any taxable period beginning after the Closing Date (or portion thereof). The indemnity set forth in this Section 7.8(b) shall survive until the expiration of the statute of limitations applicable to the matters covered hereby (giving effect to any waiver, mitigation or extension thereof).

(c)                                  Procedure for Tax Claims.  Each party hereto shall notify the other party in writing within fifteen (15) days following receipt by such party of written notice of any pending or threatened audits, notice of deficiency, proposed adjustment, assessment, examination or other administrative or court proceeding, suit, dispute or other claim which give rise to a claim for indemnification under this Section 7.8 (“Tax Claim”). The failure of any Indemnified Party to give timely notice of a claim for indemnification or defense arising under this Section 7.8 (including reasonable attorneys fees and expenses and reasonable accountants’ fees and expenses incurred by a party in the investigation or defense of any of the same or in asserting, preserving or enforcing any such party’s rights arising under this Section 7.8) shall not affect the rights to indemnification hereunder, except to the extent that the Indemnifying Party is actually and materially prejudiced by such failure. Seller shall have the right, at its sole discretion and expense, to represent the interest of the Company and any Subsidiary in any Tax Claim relating to Pre-Closing Tax Periods and to employ counsel of its choice; provided, however, that if any Tax Claim could reasonably be expected to have a material adverse effect on Purchaser, any Company, any Subsidiary or any of their affiliates in any taxable period beginning after the Closing Date, the Tax Claim shall not be settled or resolved without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed. In the case of a Straddle Period, Seller shall be entitled to participate in the defense of any Tax Claim relating in any part to Taxes attributable to the portion of such Straddle Period deemed to end on or before the Closing Date and, at Seller’s sole discretion and expense, may assume the control of such Tax Claim; provided, however, that if any Tax Claim could reasonably be expected to have a material adverse effect on Purchaser, any Company, any Subsidiary or any of their affiliates in any taxable period beginning after the Closing Date, the Tax Claim shall not be settled or resolved without Purchaser’s consent, which consent shall not be unreasonably withheld or delayed. None of Purchaser, and of its Affiliates, the Company or any Subsidiary may settle or otherwise dispose of any Tax Claim or which Seller may have a liability under this Agreement without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed. If Seller elects not to participate and/or control a Tax Claim that it is entitled to participate in and/or control under this Section 7.8(c), then Purchaser shall control such Tax Claim, provided, however, that (i) Purchaser shall keep Seller informed of all material developments related to such Tax Claim on a timely basis and shall, in good faith, (A) afford Seller the opportunity to review material submissions related to such Tax Claim and (B) provide Seller with final copies of all such submissions, (ii) the failure of Purchaser to satisfy clause (i) of this sentence shall not affect the rights of the Purchaser Indemnified Parties to indemnification hereunder, except to the extent that Seller is actually and materially prejudiced by such failure and (iii) Purchaser shall not resolve such Tax Claim without Seller’s prior written consent, which shall not be unreasonably withheld or delayed. In connection with any Tax Claim, Purchaser and Seller and their Affiliates shall fully cooperate in assisting the party controlling the Tax Claim to effectively resist or resolve such Claim, including providing reasonable access to such personnel, documents and records as may be necessary to resisting or resolving the Tax Claim.

(d)                                 Resolution of all Tax Related Disputes.  If Seller and Purchaser cannot agree on the calculation of any amount relating to Taxes or the interpretation or application of any provision off this Agreement relating to Taxes, such dispute shall be resolved by a nationally recognized accounting firm mutually acceptable to each of Seller and Purchaser, whose decision shall be final and binding upon all persons involved and whose expenses shall be shared equally by Seller and Purchaser.

7.9         Tax Effect of Indemnification Payments.  All indemnity payments made by Seller to Purchaser or any of its Affiliates pursuant to this Agreement shall be treated for all Tax purposes as adjustments to the consideration paid with respect to the Shares.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1                                 Termination.  This Agreement may be terminated at any time prior to the Closing Date as provided below:

(a)                                  by the mutual written consent of Seller and Purchaser;

(b)                                 by either Seller or Purchaser if the sale and transfer of the Shares pursuant to Article I of this Agreement shall not have been consummated by March 31, 2005 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the sale and transfer of the Shares pursuant to Article I of this Agreement to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c)                                  by either Seller or Purchaser if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the sale and transfer of the Shares, which order, decree, ruling or other action is final and nonappealable;

(d)                                 by Seller, upon a breach of any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement, or if any representation or warranty of Purchaser shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Purchaser’s representations and warranties or breach by Purchaser is curable by Purchaser prior to the End Date through the exercise of reasonable efforts, then Seller may not terminate this Agreement under this Section 8.1(d) prior to thirty (30) days following the receipt of written notice from Seller to Purchaser of such breach (it being understood that Seller may not terminate this Agreement pursuant to this Section 8.1(d) if it shall have materially breached this Agreement or if such breach by Purchaser is cured so that such conditions would then be satisfied);

(e)                                  by Purchaser, upon a breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Seller’s representations and warranties or breach by Seller is curable by Seller prior to the End Date through the exercise of reasonable efforts, then Purchaser may not terminate this Agreement under this Section 8.1(e) prior to the End Date thirty (30) days following the receipt of written notice from Purchaser to Seller of such breach (it being understood that Purchaser may not terminate this Agreement pursuant to this Section 8.1(e) if it shall have materially breached this Agreement or if such breach by Seller is cured so that such conditions would then be satisfied); and

(f)                                    by Purchaser, if Seller has not notified Purchaser in writing within fifteen (15) business days of the date hereof that the condition set forth in Section 6.2(e) has been satisfied.

8.2                                 Notice of Termination; Effect of Termination.  Any termination of this Agreement under Section 8.1 above will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto or, in the case of termination pursuant to Section 8.1(a), at such time as set forth in such mutual written consent.  In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 5.2, Section 5.3, this Section 8.2, Section 8.3 and Article IX, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement.  No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3                                 Fees and Expenses.  All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of financial advisors, financial sponsors, legal counsel and other advisors, shall be paid by the party incurring such expenses whether or not the transactions contemplated by this Agreement are consummated.  For the avoidance of doubt, neither the Company nor any of the Subsidiaries shall be responsible for (a) any of the fees and expenses incurred by or on behalf of Seller in connection with the negotiation, execution or consummation of this Agreement or the Ancillary Agreements, or (b) except as set forth below, any amounts due to any employee or consultant of the Company or any Subsidiary in respect of stay bonuses, transaction bonuses or similar payments arising from the consummation of the transactions contemplated by this Agreement (excluding payments that require subsequent action by Purchaser, the Company or any Subsidiary following the Closing, including termination of the employment of any person), all of which fees, expenses and amounts shall be paid by Seller.  Notwithstanding anything in this Agreement to the contrary, the Company shall be solely responsible for the payment of (i) any amounts of the “Actual Incentive Bonus,” as defined under the Executive Change-in-Control, Incentive and Severance Agreements listed in Section 1.4(c) of the Seller Disclosure Letter, and (ii) any amounts due under the Company’s Employee Appreciation Plan.

8.4                                 Amendment.  Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Seller and Purchaser.

8.5                                 Extension; Waiver.  At any time prior to the Closing Date, either party hereto may, to the extent legally allowed (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1                                 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by facsimile or email, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Purchaser, to:

TTI Holding Corporation
c/o Providence Equity Partners Inc.
50 Kennedy Plaza
18th Floor
Providence, RI 02903
Attention: Mark Pelson
Telephone No.: (401) 751-1710
Facsimile No.: (401) 751-1790
Email: m.pelson@provequity.com

with a copy to:

Warburg Pincus Private Equity VIII, L.P.
c/o Warburg Pincus LLC
466 Lexington Avenue
New York, NY 10017
Attention: Larry Bettino
Telephone No.: (212) 878-9499
Facsimile No.: (212) 878-9450
Email: lbettino@warburgpincus.com

with a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10010
Attention: Steven J. Gartner and David K. Boston
Telephone No.: (212) 728-8000
Facsimile No.: (212) 728-8111
Email: sgartner@willkie.com; dboston@willkie.com

if to Seller, to:

Science Applications International Corporation
10260 Campus Point Drive, M/S F3
San Diego, California 92121
Attention: Kevin A. Werner
Telephone No.: (858) 826-6637
Telecopy No.: (858) 826-2222
Email: kevin.a.werner@saic.com

with a copy to:

Science Applications International Corporation
10260 Campus Point Drive, M/S F3
San Diego, California 92121
Attention: Paul H. Greiner

Telephone No.: (858) 826-7360
Telecopy No.: (858) 826-4037
Email: paul.h.greiner@saic.com

with a copy to:

Heller Ehrman White & McAuliffe LLP
4350 La Jolla Village Drive, 7th Floor
San Diego, California 92122-1246
Attention: Stephen C. Ferruolo
Telephone No.: (858) 450-8400
Facsimile No.: (858) 450-8499
Email: sferruolo@hewm.com

9.2                                 Interpretation; Knowledge.

(a)                                  When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated.  When a reference is made in this Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated.  For purposes of this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  When reference is made herein to “the business of” the Company, such reference shall be deemed to include the business of the Company and its Subsidiaries, taken as a whole.  Except as expressly set forth to the contrary in the Seller Disclosure Letter, an exception or disclosure made in Seller Disclosure Letter with regard to a representation of Seller shall be deemed made with respect to any other representation by such party to which such exception or disclosure is reasonably apparent from the context of such exception or disclosure.

(b)                                 For purposes of this Agreement, the term “Knowledge” means with respect to Seller, with respect to any matter in question, the actual knowledge of the individuals set forth in Section 9.2(b) of the Seller Disclosure Letter.

(c)                                  For purposes of this Agreement, the term “Material Adverse Effect,” means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that (x) is materially adverse to the business, assets, liabilities, financial condition or results of operations of an entity taken as a whole with its subsidiaries or (y) materially adversely affects the ability of an entity taken as a whole with its subsidiaries to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall changes, alone or in combination, affecting any of the industries in which such entity operates generally or the United States or worldwide economy generally, which changes in each case do not disproportionately affect such entity in any material respect, be deemed to constitute an Effect or a Material Adverse Effect.  For the avoidance of doubt, any of the matters set forth on Section 9.2(c) of the Seller Disclosure Letter shall not constitute an Effect or a Material Adverse Effect.

(d)                                 For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(e)                                  For purposes of this Agreement, the term “Affiliate” shall have the meaning given to such term in Rule 12b-2 of Regulation 12B under the Securities Exchange Act of 1934, as amended.

(f)                                    For purposes of this Agreement, the term, “Confidentiality Agreements” shall mean, collectively, (i) the Confidentiality Agreement, dated July 8, 2004, between Seller and Providence Equity Partners Inc. and (ii) the Confidentiality Agreement, dated July 8, 2004, between Seller and Warburg Pincus LLC.

9.3                                 Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

9.4                                 Entire Agreement; Third-Party Beneficiaries.  This Agreement, the Ancillary Agreements and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein and therein, including the Seller Disclosure Letter (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (ii) are not intended to confer upon any other Person any rights or remedies hereunder, except as specifically provided, following the Closing Date, in Sections 5.7 and Article VII.

9.5                                 Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.6                                 Other Remedies.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

9.7                                 Governing Law; Waiver of Jury Trial; Arbitration of Patent Claims.

(a)                                  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE INTERNAL LAWS OF THE STATE OF DELAWARE (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF).

(b)                                 Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding directly or indirectly arising out of, under or in connection with this Agreement. Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 9.7(b).

(c)                                  Arbitration.  In the event the parties cannot agree as to the value of non-cash consideration under Section 1.3(b), the issue shall be settled by arbitration conducted in New York, New York, or such other place as mutually agreed to by the parties, which shall be conducted in accordance with the rules and procedures of the American Arbitration Association (AAA) then in effect with respect to commercial disputes; provided, however, that discovery shall be limited to depositions and interrogatories, document production and other written discovery. The arbitration shall be final and binding upon all parties.  The arbitration shall be conducted by a single arbitrator with the relevant expertise on the valuation of such consideration appointed in accordance with AAA rules.  The cost of any arbitration hereunder, including the cost of the record or transcripts thereof, if any, administrative fees, shall be divided evenly between the parties, or otherwise allocated in an equitable manner, as determined by the arbitrator.  The parties shall use reasonable efforts to enable the arbitrator to render its decision no later than sixty (60) days after the submission of the dispute to the arbitrator.

9.8                                 Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.9                                 Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, provided, however, that (a) Seller may assign to any Affiliate its rights and interests in and to the Additional Purchase Price, or any portion thereof and (b) Purchaser may assign any or all of its (i) rights and obligations under this Agreement to any wholly-owned subsidiary (provided that no such assignment shall release the Purchaser from any obligation under this Agreement) or (ii) rights under this Agreement to any Person that acquires all or any portion of the stock or assets of the Company or any Subsidiary.  Any purported assignment in violation of this Section 9.9 shall be void.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.10                           No Waiver.  No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

*****

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

TTI HOLDING CORPORATION

By:	/s/ GEORGE M. H. ALLEN
George M. H. Allen
Vice President

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

By:	/s/ WILLIAM A. ROPER, JR.
William A. Roper, Jr.
Corporate Executive Vice President

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

BETWEEN SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

AND TTI HOLDING CORPORATION]